                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For March 30, 2006

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MASTELLONE LOGO

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

                            MASTELLONE HERMANOS S.A.

Buenos Aires, March 30, 2006.

                                By:    /s/ Rodolfo Gonzalez
                                       --------------------------------
                                Name:  Rodolfo Gonzalez
                                Title: Chief Financial Officer

                  ENCARNACION EZCURRA 365 - PISO 2 OFICINA 310
                       (C1107CLA) BUENOS AIRES - ARGENTINA

                               TABLE OF CONTENTS

1.   Information to be furnished by Mastellone Hermanos S.A. pursuant to the requirements of Section 10.20 of the Indenture dated October 22, 2004 -
     Financial Statements for Fiscal Years 2003 through 2005, with a reconciliation of certain accounts to U.S. GAAP

2.   Information to be furnished by Mastellone Hermanos S.A. pursuant to the requirements of Section 10.20 of the Indenture dated October 22, 2004 -
     Management Discussion and Analysis of Financial Condition and Results of
     Operations

Deloitte [LOGO]                               Deloitte & Co. S.R.L.
                                              Florida 234 5(degree)
                                              Capital Federal
                                              C1005AAF
                                              Argentina

                                              Tel: 54 (11) 4320-2700 / 4326-4046
                                              Fax: 54 (11) 4325-8081
                                              www.deloitte.com.ar

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MASTELLONE HERMANOS SOCIEDAD ANONIMA

1.    We have audited the accompanying consolidated balance sheets of Mastellone
      Hermanos S.A. ("Mastellone"), an Argentine corporation, and its consolidated subsidiaries (the "Company") as of December 31, 2005, and the
      related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.    We conducted our audit in accordance with generally accepted auditing standards in Argentina and the standards of the Public Company Accounting
      Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The
      Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the
      Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

3.    In our opinion, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.

4.    Note 1 to the financial statements discloses that, on October 22, 2004, the Board of Directors authorized the execution of contracts covering the restructuring of unsecured debts that was initiated by the Company in 2002 after such restructuring was accepted by creditors representing approximately 97.8% of total unsecured debts. Furthermore, on various dates, the Company entered into several agreements to restructure secured debts and to purchase or renegotiate a portion of the debt that was not restructured in October 2004. A summary of the accepted proposals, the portion of debt that was not restructured and the accounting effects of the abovementioned restructuring are also discussed in Note 1 to the financial statements.

Deloitte & Co. S.R.L. - Registro de Soc. Com.
C.P.C.E.C.A.B.A. -  T(degree) 1 Folio 3                 A member firm of
                                                        DELOITTE TOUCHE TOHMATSU

                                       F-1

5.    The financial statements referred to above are presented on the basis of accounting principles generally accepted in Argentina. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United
      States of America. The application of the latter would have affected the determination of net loss for the years ended December 31, 2005 and the determination of shareholders' equity at December 31, 2005 to the extent summarized in Note 14.

Buenos Aires, Argentina.
March 29, 2006

HUGO ALBERTO LUPPI (PARTNER)
  Contador Publico (U.B.A.)
C.P.C.E.C.A.B.A. T(degree) 56 - F(degree) 96

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein
(association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte,"
"Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.
Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

                                       F-2

[LOGO] BDO     BECHER, LICHTENSTEIN       Maipu 942 pisos 1(degree), 2(degree)
               & ASOCIADOS                y 3(degree)
               Auditores y Consultores    C1006ACN Buenos Aires, Argentina
                                          Tel. (54) 11 4106-7000
                                          Fax (54) 11 4106-7200
                                          E-mail general: info@bdo-argentina.com
                                          http://www.bdo-argentina.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MASTELLONE HERMANOS SOCIEDAD ANONIMA

We have audited the accompanying consolidated balance sheet of Mastellone
Hermanos S.A. ("Mastellone"), an Argentine corporation, and its consolidated subsidiaries ("the Company") as of December 31, 2004 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Argentina and the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company as of December 31, 2004 and the results of its consolidated operations and its consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the city of Buenos Aires, Argentina.

As explained in Note 1 to the consolidated financial statements, due to the significant impact on the Company's financial position of the economic reforms implemented by the Argentine Government in 2002, mainly the devaluation of the
Argentine peso, the Board of Directors initiated negotiations with the Company's financial creditors to restructure the terms of the Company's outstanding indebtedness. On March 26, 2002, the Company suspended all payments, including both principal and interest, on most of its financial debt obligations.
Accordingly, the Company was in default on most of financial debt. The Company completed the restructuring of in excess of 97% of its outstanding financial debt obligations in 2004. The legal steps taken, such as the Shareholders'
Meeting held to approve the issuance of the

                                       F-3

[LOGO] BDO

New Senior Notes, a summary of the accepted proposals and the portion of debt that was not restructured are also discussed in Note 1.

The financial statements referred to above are presented on the basis of accounting principles generally accepted in Argentina. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2004 and the determination of shareholders'
equity at December 31, 2004 to the extent summarized in Note 14.

Buenos Aires, Argentina
March 7, 2005

                         BECHER LICHTENSTEIN & ASOCIADOS
                    C.P.C.E.C.A.B.A. T(degree)II F(degree)21

                        Fabian Gustavo Marcote (Partner)
                            Contador Publico (U.B.A.)
                   C.P.C.E.C.A.B.A. T(degree)231 F(degree)165

BDO International is a world wide network of public accounting firms, called BDO
Member Firms, serving international clients. Each BDO Member Firm is an independent legal entity in its own country. The network is coordinated by BDO
Global Coordination B.V., incorporated in the Netherlands, with an office in
Brussels, Belgium, where the Global Coordination Office is located.

                                       F-4

Deloitte [LOGO]                               Deloitte & Co. S.R.L.
                                              Florida 234 5(degree)
                                              Capital Federal
                                              C1005AAF
                                              Argentina

                                              Tel: 54 (11) 4320-2700 / 4326-4046
                                              Fax: 54 (11) 4325-8081
                                              www.deloitte.com.ar

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MASTELLONE HERMANOS SOCIEDAD ANONIMA

1.    We have audited the accompanying consolidated balance sheets of Mastellone
      Hermanos S.A. ("Mastellone"), an Argentine corporation, and its consolidated subsidiaries (the "Company") as of December 31, 2003, and the
      related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.    We conducted our audit in accordance with generally accepted auditing standards in Argentina and the standards of the Public Company Accounting
      Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The
      Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the
      Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

3.    In our opinion, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.

4.    As explained in Note 1 to the consolidated financial statements, due to the significant impact on the Company's financial position of the economic reforms implemented by the Argentine Government in 2002, mainly the devaluation of the Argentine peso, the Board of Directors initiated negotiations with the Company's financial creditors to restructure the terms of the Company's outstanding indebtedness. On March 26, 2002, the
      Company suspended all payments, including both principal and interest, on most of its financial debt obligations. Accordingly, the Company was in default on most of financial debts. The Company completed the restructuring of in excess of 97% of its outstanding financial debt obligations in 2004. The legal steps taken, such as the Shareholders'
      Meeting held to approve the issuance of the New Senior Notes, a summary of the accepted proposals and the portion of debt that was not restructured are also discussed in Note 1.

Deloitte & Co. S.R.L. - Registro de Soc. Com.
C.P.C.E.C.A.B.A. -  T(degree) 1 Folio 3                 A member firm of
                                                        DELOITTE TOUCHE TOHMATSU

                                       F-5

5.    As more fully explained in Note 3.e) 1) to the consolidated financial statements, effective January 1, 2003, the Company adopted a new set of accounting standards that has been approved by the professional bodies in
      Argentina and the Argentine National Securities Commission through its
      General Resolution N(degree) 434/03. Also, effective January 1, 2004, and as more fully explained in Note 3.e) 1) to the consolidated financial statements, the Company adopted Technical Resolution N(degree) 21, issued by the Argentine Federation of Professional Council in Economic Sciences
      (approved by Resolution CD N(degree) 87/03 issued by the Professional
      Council in Economic Sciences of Buenos Aires), with certain modifications introduced by the National Securities Commission ("CNV") through its
      General Resolution N(degree) 459/04. The new accounting standard, among others, requires the Company to consolidate a subsidiary, Con-Ser
      Promotora y Asesora de Seguros S.A., not consolidated until fiscal year
      2003, because of its dissimilar activity. The Company, as allowed in the new accounting standard, retroactively restated its consolidated financial statements for the year ended December 31, 2003 for comparability.

6.    In accordance with Argentine Decree N(degree) 664/03 and General
      Resolution N(degree) 441/03 issued by the Argentine National Securities
      Commission, the Company discontinued the restatement of financial statements to reflect the effects of inflation effective March 1, 2003.
      The Company restated its financial statements to reflect the effects of inflation through February 2003. The Professional Council of Economic
      Sciences of the City of Buenos Aires, on its turn, required the discontinuance of the restatement of financial statements to reflect the effects of inflation effective October 1, 2003. During the period from
      March, 1 to September 30, 2003, the wholesale price index decreased by
      2.10%. As mentioned in Note 3 b), Management estimates that there is no material effect on the financial statements because of the deflation between February and September 2003, not recognized during this period.

7.    The financial statements referred to above are presented on the basis of accounting principles generally accepted in Argentina. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United
      States of America. The application of the latter would have affected the determination of net loss for the years ended December 31, 2003 and the determination of shareholders' equity at December 31, 2003 to the extent summarized in Note 14.

Buenos Aires, Argentina.
March 7, 2005

HUGO ALBERTO LUPPI (PARTNER)
  Contador Publico (U.B.A.)
C.P.C.E.C.A.B.A. T(degree) 56 - F(degree) 96

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein
(association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte,"
"Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.
Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

                                       F-6

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)

                                                                     2005         2004         2003
                                                                   ---------    ---------    ---------

    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                           80,777       76,229      158,611
  Trade accounts receivable, net (Note 4 a)                          139,771      141,035      144,721
  Other receivables, net (Notes 4 b) and 7)                           24,415       39,504       29,287
  Inventories (Note 4 c)                                             213,797      133,634      186,061
  Other current assets (Note 4 d)                                        942                     2,036
                                                                   ---------    ---------    ---------
       TOTAL CURRENT ASSETS                                          459,702      390,402      520,716
                                                                   ---------    ---------    ---------
NON-CURRENT ASSETS
  Other receivables, net (Note 4 b)                                   41,630       37,961       48,804
  Deferred income tax (Note 4 e)                                          47            5          289
  Investments                                                         11,886        8,257       10,898
  Spare parts and supplies (Note 4 f)                                 27,031       25,723
  Property, plant and equipment, net (Notes 4 g) and 7)              974,236    1,046,110    1,185,953
  Plantations in progress (Note 4 h)                                  59,207       58,509       57,788
  Intangible assets, net (Note 4 i)                                      112          149          231
  Goodwill (Note 4 j)                                                                           35,034
  Other non-current assets (Notes 4 d) and 7)                         14,443       24,990        3,487
                                                                   ---------    ---------    ---------
       TOTAL NON-CURRENT ASSETS                                    1,128,592    1,201,704    1,342,484
                                                                   ---------    ---------    ---------
       TOTAL                                                       1,588,294    1,592,106    1,863,200
                                                                   =========    =========    =========

       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable (Notes 4 k) and 7)                                190,011      154,569      149,332
  Loans (Note 4 l) and 7)                                              7,335       27,828      540,358
  Taxes, accrual for tax relief and other (Notes 4 m) and 7)          22,171       17,828       15,349
  Accrued salaries, wages, payroll taxes and others (Note 4 n)        25,629       19,483       15,474
  Accrued litigation and other expenses (Note 4 o)                     4,375        5,034        4,082
                                                                   ---------    ---------    ---------
       TOTAL CURRENT LIABILITIES                                     249,521      224,742      724,595
                                                                   ---------    ---------    ---------

NON-CURRENT LIABILITIES
  Accounts payable (Notes 4 k) and 7)                                 14,262       20,220        5,994
  Loans (Notes 4 l) and 7)                                           582,021      614,934      721,439
  Taxes and accrual for tax relief (Notes 4 m), 7 and 8)              32,815       36,202       37,872
  Accrued salaries, wages, payroll taxes and others (Note 4 n)           764        1,125        2,684
  Accrued litigation and other expenses (Note 4 o)                    11,410       11,767        8,838
                                                                   ---------    ---------    ---------
       TOTAL NON-CURRENT LIABILITIES                                 641,272      684,248      776,827
                                                                   ---------    ---------    ---------
       TOTAL LIABILITIES                                             890,793      908,990    1,501,422
MINORITY INTEREST                                                          1            1        4,358
SHAREHOLDERS' EQUITY                                                 697,500      683,115      357,420
                                                                   ---------    ---------    ---------
       TOTAL                                                       1,588,294    1,592,106    1,863,200
                                                                   =========    =========    =========

        The accompanying Notes are an integral part of these consolidated financial statements.

                                       F-7

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)

                                                                      2005         2004         2003
                                                                   -----------  -----------  ----------

Net sales (Note 4 p)                                                1,599,203    1,385,390   1,132,141
Cost of sales (Note 4 q)                                           (1,267,011)  (1,127,035)   (945,429)
                                                                   -----------  -----------  ----------
    GROSS INCOME                                                      332,192      258,355     186,712

Expenses:
  Selling (Note 4 r)                                                 (277,271)    (220,418)   (175,643)
  General and administrative (Note 4 r)                               (58,426)     (50,944)    (43,601)
  Other (Note 4 r)                                                     (1,830)      (7,078)    (10,986)
                                                                   -----------  -----------  ----------
    OPERATING LOSS                                                     (5,335)     (20,085)    (43,518)

Other expenses, net  (Note 4 s)                                       (10,425)     (19,578)    (19,747)
Amortization of goodwill                                                            (3,858)     (4,077)
Interest expense                                                      (53,116)    (117,656)   (123,744)
Interest income                                                         5,066        2,353       7,764
Holding results and other financial results, including the
  effects of inflation in 2003                                         (7,200)     (25,164)     (2,418)
                                                                   -----------  -----------  ----------
LOSS BEFORE INCOME TAX, MINORITY INTEREST AND
  EXTRAORDINARY INCOME                                                (71,010)    (183,988)   (185,740)

Income tax  (Note 4 t)                                                    (42)        (279)        181
Minority interest                                                          (1)           1         (86)
                                                                   -----------  -----------  ----------
      LOSS BEFORE EXTRAORDINARY INCOME                                (71,053)    (184,266)   (185,645)
                                                                   -----------  -----------  ----------

Extraordinary item - Income (Note 4 u)                                 37,793      509,961
Income tax  (Note 4 v)
                                                                   -----------  -----------  ----------
      EXTRAORDINARY INCOME                                             37,793      509,961
                                                                   -----------  -----------  ----------
      NET (LOSS) INCOME                                               (33,260)     325,695    (185,645)
                                                                   ===========  ===========  ==========

EARNINGS PER COMMON SHARE
       Loss before extraordinary income                                 (0.15)       (0.45)      (0.45)
       Extraordinary income                                              0.08         1.24
                                                                   -----------  -----------  ----------
       TOTAL                                                            (0.07)        0.79       (0.45)
                                                                   ===========  ===========  ==========

        The accompanying Notes are an integral part of these consolidated financial statements.

                                       F-8

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)

                                                                                              Shareholders' contributions
                                                                                   -------------------------------------------------
                                                                                             Adjustment   Additional    Irrevocable
                                                                                   Common    to common      paid-in       capital
                                                                                   stock       stock        capital    contributions
                                                                                   -------   ----------   ----------   -------------

BALANCE AS OF JANUARY 1, 2003                                                      409,902      490,763       44,090            366

Resolution of General Extraordinary Shareholders' Meeting held on April 28,
  2003:
   Merger with Cabana Los Charas S.A.(Note 3 a) (1)
Net loss
BALANCE AS OF DECEMBER 31, 2003                                                    409,902      490,763       44,090            366

Net income
BALANCE AS OF DECEMBER 31, 2004                                                    409,902      490,763       44,090            366

Irrevocable capital contributions accepted by the Board of Directors on
  February 8, 2005 (Note 6):
   Shares in other company                                                                                                    5,305
   Cash                                                                                                                      42,392
Resolution of General Ordinary and Extraordinary Shareholders' Meeting held on
  March 31, 2005 (Note 6):
   Absorption of accumulated losses                                                            (217,550)     (44,090)          (366)
   Adjustment to irrevocable capital contributions - shares in other company                                                    (52)
   Capitalization of irrevocable capital contributions - shares in other company     5,253                                   (5,253)
   Capitalization of irrevocable capital contributions - cash                       42,392                                  (42,392)
Net loss
BALANCE AS OF DECEMBER 31, 2005                                                    457,547      273,213

                                                                                                  Retained
                                                                                                  earnings
                                                                                                 Accumulated
                                                                                       Total       losses        Total
                                                                                     ---------   -----------   ---------

BALANCE AS OF JANUARY 1, 2003                                                          945,121     (402,056)     543,065

Resolution of General Extraordinary Shareholders' Meeting held on April 28,
  2003:
   Merger with Cabana Los Charas S.A.(Note 3 a) (1)
Net loss                                                                                           (185,645)    (185,645)
BALANCE AS OF DECEMBER 31, 2003                                                        945,121     (587,701)     357,420

Net income                                                                                          325,695      325,695
BALANCE AS OF DECEMBER 31, 2004                                                        945,121     (262,006)     683,115

Irrevocable capital contributions accepted by the Board of Directors on
  February 8, 2005 (Note 6):
   Shares in other company                                                               5,305                     5,305
   Cash                                                                                 42,392                    42,392
Resolution of General Ordinary and Extraordinary Shareholders' Meeting held on
  March 31, 2005 (Note 6):
   Absorption of accumulated losses                                                   (262,006)      262,006
   Adjustment to irrevocable capital contributions - shares in other company               (52)                      (52)
   Capitalization of irrevocable capital contributions - shares in other company
   Capitalization of irrevocable capital contributions - cash
Net loss                                                                                            (33,260)     (33,260)
BALANCE AS OF DECEMBER 31, 2005                                                        730,760      (33,260)     697,500

(1) The increase in common stock and net equity due to the merger with Cabana
Los Charas S.A. amounted to $1.

        The accompanying Notes are an integral part of these consolidated financial statements.

                                       F-9

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)

                                                                              2005       2004        2003
                                                                            --------   ---------   ---------

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before extraordinary income                                             (71,053)   (184,266)   (185,645)
Adjustments to reconcile loss before extraordinary income to net cash provided by operating activities:
  Interest expense                                                            53,116     117,656     123,744
  Interest income                                                               (593)       (542)     (2,193)
  Provision for income tax                                                        42         279        (181)
  Depreciation of property, plant and equipment                               98,500     103,261     108,964
  Consumption of supplies                                                      4,689
  Amortization of intangible assets                                               37          82          65
  Amortization of other investments                                              353         336         337
  Amortization of goodwill                                                                 3,858       4,077
  Provision for doubtful accounts, sale rebates, other assets, litigation
    and contingencies                                                         17,328      20,519      22,118
  Financial and holding results, net                                          23,763      35,604      (4,878)
  Loss (gain) on sale and retirements of assets                                  625       2,132      (2,253)
  Change in minority interest                                                             (2,399)     (1,755)
  Payments of interest                                                            (9)        (64)        (54)
  Collection of interest                                                         311         188       1,700
                                                                            --------   ---------   ---------
SUBTOTAL                                                                     127,109      96,644      64,046
Net change in working capital and other components (Note 3 e) 18)            (41,744)      47,770     (4,519)
                                                                            --------   ---------   ---------
NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES                            85,365     144,414      59,527
                                                                            --------   ---------   ---------
Extraordinary item - Income                                                   37,793     509,961
Adjustments to reconcile extraordinary income to net cash used in extraordinary income:
  Net gain on renegotiation of debt                                          (40,629)   (588,546)
  Fees, commissions and other expenses related to the debt restructuring                   5,118
  Write-down of other assets                                                              28,020
  Impairment of goodwill                                                                  29,218
                                                                            --------   ---------   ---------
NET CASH USED IN EXTRAORDINARY INCOME                                         (2,836)    (16,229)
                                                                            --------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     82,529     128,185      59,527
                                                                            --------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                                  (30,511)    (25,694)    (17,357)
  Purchase of plantations in progress                                         (5,129)     (2,380)     (1,858)
  Purchase of intangible assets                                                                         (150)
  Proceeds from sale of property, plant and equipment and other assets         3,669       5,647      10,785
  Acquisition of additional interest in a subsidiary                                                  (1,300)
  Acquisition of other investments                                            (1,073)       (663)       (961)
  Proceeds from sale of government bonds                                       1,751       1,282
                                                                            --------   ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES                                        (31,293)    (21,808)    (10,841)
                                                                            --------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash contributions from shareholders                                        42,392
  Additional borrowings                                                                    8,965       3,640
  Payments of principal                                                      (34,190)   (173,561)     (5,885)
  Payments of interest                                                       (54,284)    (22,924)     (1,341)
  Payments of other liabilities                                                 (606)     (1,239)     (2,943)
                                                                            --------   ---------   ---------
NET CASH USED IN FINANCING ACTIVITIES                                        (46,688)   (188,759)     (6,529)
                                                                            --------   ---------   ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               4,548     (82,382)     42,157
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                76,229     158,611     116,454
                                                                            --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      80,777      76,229     158,611
                                                                            ========   =========   =========

        The accompanying Notes are an integral part of these consolidated financial statements.

                                      F-10

MASTELLONE HERMANOS SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(in thousands of Argentine pesos)

NOTE 1 -FINANCIAL DEBT RESTRUCTURING

a)    Unsecured Debts

      The Company presented on September 16, 2004 to certain of its creditors the final proposal for the restructuring of its unsecured debts consisting of Senior Notes due 2008 and bank debts. The proposal allowed the creditors to choose between the two alternatives described below.

      The creditors had up to October 19, 2004 to accept the terms of the restructuring plan, and creditors representing approximately 97.8% of total unsecured debts accepted.

      The Board of Directors authorized the execution of the contracts covering the restructuring on October 22, 2004.

      The alternatives under the restructuring plan were the following:

            a.    Cash Tender Offer: The Company offered the repurchase of the unsecured debts up to US$ 85 million at a price equal to 60%
                  of the principal amount, excluding additional payments for interest accrued and unpaid on the debts, subject to prorating and reallocation if outstanding debts of interested creditors exceeded the maximum cash tender offer amount. The total debts repurchased amounted to US$85,015,118.65.

            b.    Exchange Offer: The Company offered to exchange the existing unsecured debts for new debts under the following conditions:

                    o   For each US$1,000 principal amount of existing Senior
                        Notes due 2008, US$1,000 principal amount of (a) a New
                        Senior Note due 2012 - Series A, or (b) a New
                        Collateralized Floating Rate Debt (U.S.
                        Dollar-denominated); and

                    o   For each item of our existing bank debts, a principal
                        amount of (a) a U.S. Dollar-denominated New Senior Note
                        due 2012 - Series B equal or equivalent to the principal
                        amount of such item of existing bank debts, or (b) a New
                        Collateralized Floating Rate Debt denominated in the
                        currency of such item of existing bank debts.

                  No additional payment was made on unpaid accrued interest on the existing unsecured debts under the Exchange Offer.

                  Following the closing of the foregoing restructuring, the
                  Company issued New Senior Notes due 2012 (consisting of Series
                  A and Series

                                      F-11

                  B) for a total principal amount of US$157,190,000, and New
                  Collateralized Floating Rate Debt for the equivalent of
                  approximately US$79,725,000.

            c.    New Senior Notes due 2012: The New Senior Notes due 2012 -
                  Series A-1 are listed in the Buenos Aires Stock Exchange,
                  Series A-2 are in the process of being authorized by the
                  Buenos Aires Stock Exchange, and the New Senior Notes due 2012
                  - Series B are unlisted. They bear interest at a rate of 8%
                  per annum, payable in cash, semi-annually (every June 30 and
                  December 31), in arrears.

            d.    Certain Specific Conditions of the New Senior Notes due 2012:
                  The terms of the New Senior Notes due 2012 are as follows:

                  I.    Limited right to capitalize interest: On any interest
                        payment date prior to 2007, a portion of the interest
                        payment due and payable on such date could be paid
                        through the issuance of the additional New Senior Notes
                        due 2012 in an aggregate principal amount not to exceed
                        US$10 million.

                  II.   Mandatory redemption from excess cash flow: On each June
                        30, commencing on June 30, 2006, the Company shall (a)
                        apply the excess cash from the preceding year to redeem
                        at par the New Senior Notes due 2012 in an amount up to
                        the principal amount of the New Senior Notes due 2012
                        issued to pay a portion of interest accrued on such New
                        Senior Notes due 2012 pursuant to paragraph I above, and
                        (b) provided that the excess cash flow for the preceding
                        year exceeds by at least US$1 million or its equivalent
                        the amount applied on such redemption date pursuant to
                        the preceding clause (a), apply to redeem ratably and at
                        par a principal amount of the New Senior Notes due 2012
                        equal to 75% of (x) such excess cash for such preceding
                        year minus (y) the amount so applied pursuant to the
                        preceding clause (a).

                        "Excess cash" is defined as EBITDA for a given fiscal
                        year adjusted for certain item as defined in the
                        relevant agreements. In no case the cash balance after
                        these mandatory repayments could be lower than US$10
                        million or 1.5% of net sales, whichever is higher (see
                        also paragraph f) of this Note).

                  III.  Registration Rights: The Company offered to the holders of the New Senior Notes due 2012 the exchange for new
                        notes (Registered New Senior Notes due 2012),
                        substantially with the same conditions, registered with
                        the United States of America Securities and Exchange
                        Commission ("SEC"). Such registration became effective
                        on May 24, 2005. According to the terms agreed with the
                        noteholders, the exchange of the New Senior Notes due
                        2012 for the Registered New Senior Notes due 2012 was
                        completed on June 8, 2005 as described below:

                                      F-12

                                          Amount -
                            Series     Thousands of US$      SEC Registered
                        -------------------------------------------------------
                             A-1                11,146            No
                             A-2               142,874           Yes
                             B-2                 3,170           Yes
                                       ---------------
                                               157,190
                                       ===============

            e.    New Collateralized Floating Rate Debt: The principal on the
                  New Collateralized Floating Rate Debt is payable as follows:

                                                             % OF THE ORIGINAL
                            PRINCIPAL PAYMENT DATE           PRINCIPAL AMOUNT
                        --------------------------------------------------------
                         December 31, 2007                           5
                         June 30, 2008                               5
                         December 31, 2008                           5
                         June 30, 2009                               5
                         December 31, 2009                          10
                         June 30, 2010                              10
                         December 31, 2010                          20
                         June 30, 2011                              20
                         December 31, 2011                          20

                  The New Collateralized Floating Rate Debt bears interest on a floating rate basis at an interest rate determined by
                  reference to LIBOR applicable to U.S. dollar or Euro deposits, for successive periods, the first of which commenced on July
                  31, 2004, plus 2.5%, provided, however that such rate of
                  interest shall not exceed 5% per annum. Interests are payable in cash and in arrears on December 31 or on June 30 every
                  year.

                  Each item of the New Collateralized Floating Rate Debt is
                  denominated in the currency of the existing debt exchanged for such item. This debt is a senior debt.

            f.    Certain terms and conditions applicable to both the New Senior
                  Notes due 2012 and the New Collateralized Floating Rate Debt:

                  I.    Collateral: Both types of debt are secured on a first
                        priority basis by two pledges provided to the collateral
                        agent by the shareholders of Mastellone Hermanos
                        Sociedad Anonima, of a number of shares equal to 49% of
                        the Company's capital stock and voting rights multiplied
                        by a fraction, the numerator of which is the aggregate
                        principal amount of the New Senior Notes due 2012 (or of
                        the New Collateralized Floating Rate Debt, as the case
                        may be), and the denominator of which is such aggregate
                        principal amount of the

                                      F-13

                        New Senior Notes due 2012 plus the aggregate principal
                        amount of the New Collateralized Floating Rate Debt.

                  II.   Subsidiary Guarantee: The subsidiaries Leitesol
                        Industria e Comercio Ltda., Mastellone San Luis S.A. and
                        Promas S.A. guarantee the New Senior Notes due 2012 and
                        the New Collateralized Floating Rate Debt.

                  III.  Additional Amounts: The Company is obligated to pay such additional amounts as may be necessary so that the
                        amount received by holders of the New Senior Notes due
                        2012 after tax-related withholdings or deductions in
                        relation to the New Senior Notes due 2012, will not be
                        less than the amount that holders of the New Senior
                        Notes due 2012 would have received in the absence of the
                        withholding or deduction. If an item of the New
                        Collateralized Floating Rate Debt is transferred to a
                        holder that is subject to a higher withholding tax than
                        the tax that is applicable to the transferor, the
                        Company shall only pay the withholding tax applicable to
                        the transferor on the date of the transfer.

                  IV.   Optional redemptions or voluntary repayments: (a) The
                        Company may redeem the New Senior Notes due 2012, in
                        whole or part, at any time or from time to time, at face
                        value plus interest accrued to the redemption date on
                        the amount redeemed; (b) subject to certain conditions,
                        the Company may repurchase New Senior Notes due 2012 in
                        the open market, or by a tender or through direct
                        transactions, at any price; (c) additionally, subject to
                        compliance with the Indenture Agreement, the Company may
                        repay the New Collateralized Floating Rate Debt in whole
                        or in part, at any time, at face value plus interest
                        accrued to the repayment date on the amount repaid,
                        inasmuch as such prepayment is funded by means of new
                        financial facilities, with comparable or better
                        financial costs and payment terms.

                  V.    Certain covenants: The Company has issued the New Senior
                        Notes due 2012 under an Indenture Agreement and the New
                        Collateralized Floating Rate Debt under a loan
                        agreement. The Company is bound under both agreements by
                        certain covenants, including reporting requirements, and
                        limitations affecting the Company's ability and the
                        restricted subsidiaries' ability to: borrow money, pay
                        dividends on stock, redeem stock or redeem subordinated
                        debt, make investments, sell capital stock of
                        subsidiaries, guarantee other indebtedness, enter into
                        agreements that restrict dividends or other
                        distributions from restricted subsidiaries, enter into
                        transactions with unrestricted subsidiaries and
                        affiliates outside the ordinary course of business,
                        create or assume liens, engage in mergers or
                        consolidations, and enter into a sale of all or
                        substantially all of the Company's assets, and prepay
                        the New Collateralized Floating Rate

                                      F-14

                        Debt (a covenant applicable only to the New Senior Notes
                        due 2012).

                  VI.   Other Penalties: There are several clauses relating to
                        change of control and other events of default, which
                        will permit acceleration of the payment of the principal
                        of and accrued interest on the New Senior Notes due 2012
                        and the New Collateralized Floating Rate Debt. Moreover,
                        under certain circumstances, the Company shall repay
                        both debts with the proceeds from the sale of assets.

                  VII.  Governing Law: The governing law for the Indenture
                        Agreement covering the New Senior Notes due 2012 and the
                        loan agreements covering the New Collateralized Floating
                        Rate Debt and subsidiary guarantee is the law of the
                        State of New York (United States). The Argentine Law
                        applies for the pledge of shares as collateral of the
                        New Senior Notes due 2012 and the New Collateralized
                        Floating Rate Debt.

            g.    Public Offering and Listing of the New Senior Notes Due 2012:

                  The Argentine National Securities Commission (Comision
                  Nacional de Valores or CNV) approved the issuance of the New
                  Senior Notes due 2012 into the Public Offering Regime through its Resolution N(degree) 14,925 dated October 7, 2004, with the New Senior Notes due 2012 - Series A authorized for
                  listing in the Buenos Aires Stock Exchange starting on October
                  14, 2004 (see also paragraph c) 1. of this Note 1).

b)    Secured Debt

      The Company separately negotiated with creditors holding secured debts representing about 5% of the total existing debts as of September 30,
      2003.

            o     The Company reached an agreement on November 7, 2003 to
                  restructure the debt with Rabobank Curacao N.V. that was
                  secured by the main powdered milk plant and the assets in the plant. The restructuring agreement provided for a reduction of interest rates and for the repayment of principal in quarterly installments. The restructured debt was paid in full in March
                  2005.

            o     The Company agreed on April 6, 2004 with COFACE to restructure its debt that was secured by a pledge over tanks used to
                  transport milk. This agreement provided for a reduction of interest rates and for the repayment of principal in
                  semiannual installments. The restructured debt was paid in full in March 2005.

            o     The Company agreed to refinance its secured loan with Calyon
                  (successor of Credit Lyonnais S.A. - France). The proceeds from the original loan were used to finance the acquisition of a cheese plant, which was never placed in operations. Such plant was pledged as collateral for the debt. On June 4, 2004 the Company's Board of

                                      F-15

                  Directors approved the refinancing agreement consisting in releasing the Company from the payment of interest accrued through June 3, 2004 and the repayment of the entire
                  outstanding principal of US$9,852,998 in increasing
                  semi-annual installments, with the first payment due on March
                  30, 2006 and the final payment due on March 30, 2010, bearing interest at LIBOR plus 2.5%, with a cap of 5% annually.
                  Calyon, on December 20, 2005, accepted payment for a portion of the loan with face value US$ 4,375,000, at 80% of face
                  value. As of December 31, 2005 the outstanding principal
                  amounts to US$ 5,477,998 (US$ 9,852,998 as of December 31,
                  2004).

c)    The effects of the restructuring of the unsecured debts pursuant to the terms described in the paragraphs above were as follows:

      1.    Senior Notes due 2008 (issued on March 31, 1998):

                                                              AMOUNT - THOUSANDS
              BALANCES AND EFFECTS OF THE RESTRUCTURING             OF US$
            --------------------------------------------------------------------
            Total amount issued                                    225,000
            Less - portion settled in a cash tender offer          (63,832)
            Less - portion exchanged for:
                New Senior Notes due 2012 - Series A              (154,020)
                New Collateralized Floating Rate Debt                  (57)
                                                              ------------------
            AMOUNT NOT RESTRUCTURED                                  7,091
                                                              ==================

            In addition, bank debts amounting to thousands of US$3,170 were exchanged for New Senior Notes due 2012 - Series B. Consequently,
            the New Senior Notes due 2012 - Series A and B amount to thousands of US$157,190.

            The Company paid, in 2005, Senior Notes due 2008 with principal amount totaling thousands of US$ 1,350, from holders that did not participate in the restructuring agreed in October 2004. The Company recognized gains on the settlement of such debt in extraordinary income.

            Furthermore, on June 23, 2005, the Company agreed with the holders of the Senior Notes due 2008 (which did not participate in the renegotiation agreed in October 2004) the restructuring of Senior
            Notes due 2008 with face value of thousands of US$ 5,390. This agreement stipulates the exchange of the above mentioned Senior
            Notes due 2008 for New Senior Notes due 2012 - Series C, essentially under the same conditions as the New Senior Notes due 2012 issued in
            October 2004, including the right to collect interest accrued starting from July 31, 2004. The exchange of the Senior Notes due
            2008 for the New Senior Notes due 2012 - Series C was approved by the CNV on September 7, 2005. The Company recognized gain of 7,031 as a result of the waiver of unpaid accrued interests.

            As of December 31, 2005, the remaining face value of the Senior
            Notes due 2008 after taking into account the foregoing amounted to thousands of US$351.

                                      F-16

      2.    Existing Unsecured Bank Debts:

                                                              AMOUNT - THOUSANDS
              BALANCES AND EFFECTS OF THE RESTRUCTURING             OF US$
            --------------------------------------------------------------------
            Existing bank debt                                      104,021
            Less - portion settled in a cash tender offer          (21,183)
            Less - portion exchanged for:
                New Senior Notes due 2012 - Series B                (3,170)
                New Collateralized Floating Rate Debt              (79,668)
                                                              ------------------
            AMOUNT NOT RESTRUCTURED
                                                              ==================

            New Collateralized Floating Rate Debt amounts to the equivalent of thousands of US$79,725, which consisted of amount exchanged with
            Senior Notes due 2008 of thousands of US$57 and amount exchanged with unsecured bank debts of thousands of US$79,668.

            On February 8, 2005 the loan agreement with Compagnie Gervais
            Danone, renegotiated together with the other debts on October 22,
            2004 and converted into New Collateralized Floating Rate Debt in that renegotiation, was amended as follows:

                  a.    The principal of the related New Collateralized Floating
                        Rate Debt was reduced through a waiver from
                        US$29,131,433 to US$15,000,000.

                  b.    Payment of the reduced balance in a single payment on
                        December 31, 2013 instead of repayment in installments
                        starting 2007 up to 2011 as previously agreed.

                  c.    Payment of a fixed interest rate at 8% commencing from
                        January 1, 2005 instead of a floating interest rate of
                        LIBOR plus 2.5% with a cap of 5%.

                  d.    Other revisions were made to the loan agreement to
                        incorporate, to the extent possible, the other
                        conditions of this debt to those of the New
                        Collateralized Senior Notes due 2012.

            The portion of the debt with Compagnie Gervais Danone that was waived of US$14,131,433 (thousands of pesos 41,260) was recognized in extraordinary income in February 2005.

      3.    Waiver of unpaid interest accrued up to July 30, 2004 on the Senior
            Notes due 2008 and the existing unsecured debts, including penalty on interest, amounting to an equivalent of thousands of US$111,233 or thousands of pesos 331,585 was recognized in extraordinary income in 2004.

      4.    The outstanding balance of non-restructured Senior Notes due 2008 continues to accrue the originally agreed interest rates, including the pertinent penalty interest.

                                      F-17

d)    Accounting for the Debt Restructuring:

      1.    The following were charged or credited to extraordinary results for the year ended December 31, 2004:

                                                                                AMOUNT - THOUSANDS
                                         ITEM                                        OF PESOS
            --------------------------------------------------------------------------------------

            Waiver of unpaid  accrued  interest  and penalty  interest computed  at the  interest  rates  applicable  before the
             debt restructuring                                                      323,292
            Restructuring expenses for the Senior Notes due 2008 and the bank debt, either those capitalized up to June 30, 2004, or
             those accrued as agreed for the closing of the transaction              (19,089)
            Income arising from the Cash Tender of US$85,015                         100,709
            Income arising from the recording of the fair value of the new
             debt (see point 2. below)                                               155,945
                                                                                ------------------
            EXTRAORDINARY GAIN ARISING FROM THE RESTRUCTURING OF THE
             UNSECURED DEBTS                                                         560,857
                                                                                ==================

      2.    The exchange of debt instruments with substantially different terms is considered an extinguishment of the old debt instrument under
            Argentine accounting standards with the old debt instrument derecognized from the consolidated balance sheets. The new debt instrument should be initially recorded at fair value and such amount is used to determine the debt extinguishment gain or loss to be recognized. Fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the new debt instrument discounted at a rate
            commensurate with the risks of the debt instrument and time value of money. Debt extinguishment gain of Ps155,945 thousands, using a market interest rate of 12% per annum to determine the present value of the future cash flows of the new debts, was credited to income as an extraordinary item in 2004.

      3.    The debt not included in the restructuring agreements is presented as a non-current liability based on its original maturity date
            (2008).

                                      F-18

e)    The restructured and non-restructured debts as of December 31, 2005, net of payments made through December 31, 2005, consisted of the following:

                                           AMOUNT IN THE       AMOUNT IN
                                        ORIGINAL CURRENCY -    THOUSAND          REGISTRATION
                  DEBT                     IN THOUSANDS          PESOS               (*)
      -----------------------------------------------------------------------------------------
      RESTRUCTURED DEBTS:

      New Senior Notes due 2012:
      Series A-1                        US$          11,146        33,795   CNV, BCBA, MAE
      Series A-2                        US$         140,574       426,221   CNV, SEC; MAE
      Series B-2                        US$           3,170         9,611   CNV, SEC
      Series C                          US$           5,390        16,342   CNV
                                              -------------   -----------
      Total                             US$         160,280       485,969
                                              =============   ===========
      New Collateralized Floating
       Rate Debt                        US$          48,512       147,088   N/R
      New Collateralized Floating
       Rate Debt                       (euro)         1,631         5,851   N/R
      New Collateralized Floating
       Rate Debt                         $              480           480   N/R
                                                              -----------
                                                                  153,419
                                                              ===========
      Fixed Rate Debt                   US$          15,000        45,480   N/R
                                                              ===========
      Secured Debt                      US$           5,478        16,609   N/R
                                                              ===========
      NON-RESTRUCTURED DEBTS:
      Senior Notes due 2008             US$             351         1,064   CNV, BCBA, MAE
                                                              ===========

            (*)    CNV:  National Securities Commission
                   BCBA: Buenos Aires Stock Exchange
                   MAE:  Electronic Open Market
                   SEC:  Securities and Exchange Commission (United States)
                   N/R:  Debt not registered

f)    Determination of excess cash as of December 31, 2005:

      The excess cash as of December 31, 2005 determined pursuant to section a)
      d. II. of this Note is as follows:

                                                                                   CONSOLIDATED
                                         ITEM                                        AMOUNTS
                                                                                   ------------

      Net loss                                                                         (33,260)
      Income tax expense                                                                    42
      Amortization expense                                                                  37
      Depreciation expense (including depreciation of assets presented as
         non-current investments)                                                       98,853
      Fixed charges (interest expense)                                                  53,116
      Add: Non-cash item reducing net income                                            27,893
      Minus: Non-cash item increasing net income                                       (40,629)
                                                                                   ------------
          EBITDA FOR THE YEAR 2005                                                     106,052
                                                                                   ------------
      Minus: Capital expenditures (net of those made with cash proceeds from
         the sale of assets)                                                           (21,792)
      Minus: Cash income taxes                                                          (9,756)
      Minus: Cash used to make interest payments                                       (54,284)
      Minus: Cash used to repay principal of the Senior Notes due 2012, secured
         debt and leases                                                               (24,655)
                                                                                   ------------
          EXCESS CASH (DEFICIT)                                                         (4,435)
                                                                                   ============

                                      F-19

NOTE 2 - THE COMPANY - OPERATIONS AND MAJOR CUSTOMERS

Mastellone Hermanos Sociedad Anonima and its consolidated subsidiaries (the
"Company") is Argentina's leading processor and manufacturer of fresh consumption dairy products.

Its sales are concentrated in the Buenos Aires metropolitan area, Argentina's largest market for such products, but the Company's operations cover practically every significant market throughout the rest of the country.

The Company also exports dairy products (mainly powdered milk) and provides various services (such as raw milk procurement and industrial services) to
Danone Argentina S.A. under long-term agreements (see Note 9).

Ministerio de Desarrollo Humano y Trabajo (Ministry of Human Resources
Development and Work) accounts for 7.4% of the Company's net sales for the year ended December 31, 2005 (7.8% and 10.8% in 2004 and 2003, respectively). No other single customer accounts in excess of 10% of the Company's net sales.

The Company's net sales by distribution channels are as follows:

                                              2005         2004         2003
                                            ---------    ---------    ---------
Domestic sales:
  Traditional retailers and supermarkets    1,176,732      906,771      848,259
  Government and commercial bids              146,512      150,007      124,008
  Other                                        58,874       34,698       26,072
  Services                                     30,647       25,778       13,421
Export /  Foreign                             186,438      268,136      120,381
                                            ---------    ---------    ---------
          TOTAL                             1,599,203    1,385,390    1,132,141
                                            =========    =========    =========

NOTE 3 - ACCOUNTING POLICIES

A)    CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Argentina
      ("Argentine GAAP"). The format and disclosures have been adapted to conform more closely to the form and content of financial statements presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In this respect, see also Note
      14 Summary of significant differences between Argentine GAAP and U.S.
      GAAP.

      The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation.

                                      F-20

      The accounts of the following companies were included in consolidation:

                                                                                % of Holding
                                Company                                  2005        2004         2003
      ------------------------------------------------------------    ---------------------------------

      Cabana Los Charas S.A.                                                                        (1)
      Con-Ser Promotora y Asesora de Seguros S.A.                        99.99       99.99        99.96
      Frigorifico Rydhans S.A.                                          100.00      100.00       100.00
      Leitesol I.C.S.A. (2)                                             100.00      100.00       100.00
      Marca 4 S.A.                                                       99.99       99.99        99.99
      Mastellone Hermanos do Brasil Comercial e Industrial Ltda.
       (dormant company)                                                100.00      100.00       100.00
      Mastellone San Luis S.A.                                          100.00      100.00        94.05
      Promas S.A.                                                       100.00      100.00        99.97
      Puralactea S.A.                                                   100.00      100.00        99.99

      (1)   Cabana Los Charas S.A. merged into Mastellone Hermanos Sociedad
            Anonima effective January 1, 2003. The merger was approved by the
            National Securities Commission on October 1, 2003.

      (2)   Leitesol I.C.S.A. is a Brazilian subsidiary of Mastellone Hermanos
            Sociedad Anonima. It is an integrated subsidiary, with no
            independent cash flow, trading exclusively Company's products in the
            Brazilian market. The remeasurement from Brazilian real to Argentine peso was credited or charged to the consolidated statements of operations.

B)    ARGENTINE PESO DEVALUATION

      The Argentine Convertibility Law, which pegged the exchange rates between the Argentine peso and the United States dollar as reported by Banco de la
      Nacion Argentina in the range of approximately 0.99/ 1.00 pesos per dollar, was in force since April 1, 1991.

      The Argentine Government announced on January 2, 2002 that the one-to-one exchange rate would no longer be maintained and, on January 6, 2002, enacted Law N(degree) 25,561, titled "Public Emergency and Reform of the
      Exchange regime".

      At December 31, 2005 the rate of exchange for the United States dollar as reported by Banco de la Nacion Argentina was of $3.03 per dollar. At the date of issuance of the accompanying financial statements (March 29,
      2006), such rate of exchange increased to approximately $3.08 per dollar.
      At December 31, 2004 and 2003 the rate of exchange for the same currency and reported by the same Bank was of $2.98 and $2.93 per dollar, respectively.

                                      F-21

C)    INFLATION IN ARGENTINA

      The wholesale price index increased 172% up to February 2006 (10.7% in
      2005) subsequent to the devaluation of the Argentine peso in 2002.

      On March 6, 2002, the Professional Council in Economic Sciences of the
      City of Buenos Aires issued its Resolution MD 3/2002, which required the restatement of financial statements as from March 31, 2002 to reflect the effects of inflation, with a procedure similar to the one established by the IAS 29 (Financial Reporting in Hyperinflationary Economies) issued by the International Accounting Standards Board.

      The procedure requires the restatement of non-monetary items (mainly property, plant and equipment, intangible assets, shareholders' equity and profit and loss accounts) based on the movement of the wholesale price index, published by the National Institute of Statistics and Census, while monetary assets are stated at their nominal value. The result on exposure of monetary items to the variations in the purchasing power of the
      Argentine peso is charged or credited to consolidated statements of operations.

      The Company discontinued the restatement of the consolidated financial statements to reflect the effects of inflation effective March 1, 2003 pursuant to Decree N(degree) 664/2003 and General Resolution N(degree)
      441/03 issued by the National Securities Commission. Accordingly, the
      Company has restated its consolidated financial statements to reflect the effects of inflation only through February 2003. The Professional Council of Economic Sciences of the City of Buenos Aires, however, required the discontinuance of the restatement of consolidated financial statements to reflect the effects of inflation on October 1, 2003, through the
      Resolution CD N(degree) 190/2003. The wholesale price index decreased by
      2.10% for the period from March 1, 2003 to September 30, 2003.
      Accordingly, management estimated that the effect of the discontinuance of the reflection of the effects of inflation effective March 1, 2003 did not materially affect the consolidated financial statements.

D)    REVENUE RECOGNITION

      The Company and its foreign subsidiary recognize revenue from product sales when a product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable.
      Delivery occurs, in the case of product sales to domestic customers, when products are received by or physically transferred to the custody of the customers, generally at their respective warehouses as the term of such shipments is usually FOB Destination. In the case of product sales to customers outside Argentina, delivery occurs after the Company has completed customs shipment procedures domestically and has transferred custody of the product to buyer's transportation carrier as the term of such shipments is usually FOB Shipping Point. The Company records cash discounts and volume rebates at the time the related revenue from product sale is recognized. Such discounts are reported as reduction from the related revenue from product

                                      F-22

      sale. It also recognizes allowance for doubtful accounts based on customer collection history and for trade discounts and sales returns based on historical experience.

      The Company recognizes service revenues as follows: (i) production of specific products on behalf of other companies ("facon" agreements) - when a customer picks up the product produced from the Company's manufacturing facilities; (ii) procurement of raw milk for Danone- when the Company delivers the raw milk it procured to the manufacturing facility of Danone;
      and (iii) provision of marketing and other administrative services to
      Logistica La Serenisima Sociedad Anonima - over the agreed service period.

E)    VALUATION CRITERIA

      1)    Accounting principles

            o     Applied since 2003

                  Effective 2004, the Company adopted Technical Resolution
                  N(degree) 21, issued by the Argentine Federation of
                  Professional Council in Economic Sciences (approved through
                  Resolution CD N(degree) 87/2003 issued by the Professional
                  Council in Economic Sciences of the City of Buenos Aires),
                  with certain modifications introduced by the National
                  Securities Commission ("CNV") through its General Resolution
                  N(degree) 459/04. According to the requirements of the CNV,
                  Technical Resolution N(degree) 21 should have been adopted by the Company for the preparation of its 2005 financial
                  statements; however, early application was permitted. Such accounting standard requires the disclosure of balances and operations with related parties and resulted in the
                  consolidation of the subsidiary company Con-Ser Promotora y
                  Asesora de Seguros S.A., not consolidated until fiscal year
                  2003, because of its dissimilar activity.

                  The Company, as allowed in Technical Resolution N(degree) 21, retroactively restated its consolidated financial statements for the year ended December 31, 2003 for comparability.

                  In addition, Technical Resolutions N(degree) 8, 9 and 16 to
                  21, which were issued by the Argentine Federation of
                  Professional Councils in Economic Sciences and adopted by the
                  National Securities Commission through its General Resolution
                  N(degree) 434/2003, became effective January 1, 2003. The
                  Company has adopted the foregoing accounting standards in the preparation of the accompanying financial statements.

            o     Applicable in 2006

                  The Argentine Federation of Professional Councils of Economic
                  Sciences introduced certain revisions to Argentine accounting principles through Resolution N(degree) 312/2005. The
                  foregoing Resolution was adopted on August 10, 2005 by the
                  Professional Council of Economic Sciences of the City of

                                      F-23

                  Buenos Aires (Resolution CD N(degree) 93/2005) and became
                  effective beginning January 1, 2006.

                  The National Securities Commission issued General Resolution
                  N(degree) 485/2005 on December 29, 2005 re-affirming the
                  effectivity of the above mentioned Resolution CD N(degree)
                  93/2005 for fiscal years or interim periods beginning on or after January 1, 2006. General Resolution N(degree) 485/2005 was subsequently modified by General Resolution N(degree)
                  487/2006 issued on January 26, 2006 (the amendment concerns the accounting treatment in deferred taxation of the
                  restatement of property, plant and equipment to reflect the impact of inflation, which is more fully explained in point
                  (ii) of the following paragraph).

                  It is the Company's Board of Directors' and Management's view that application of the new accounting standards will not have material impact on the financial position or the results for the year ending December 31, 2006. The two most important
                  standards are: (i) the standard requiring the estimate of the recoverable value of property, plant and equipment on the
                  basis of projected discounted cash flows and comparing the recoverable value with the net carrying amounts of those
                  assets as a first step in an impairment analysis, while the current accounting standard requires as a first step in the impairment analysis, the comparison with the projected
                  undiscounted cash flows expressed in nominal values. Had the new standard been applied in 2005, the recoverable value would have been higher than the net carrying amount of property, plant and equipment, and, therefore, no impairment losses
                  would have been recognized; (ii) the Company will not apply the option of considering as a temporary difference the
                  restatement of property, plant and equipment balances to
                  reflect the impact of inflation, recorded in 2002, thus
                  maintaining the current approach of considering such
                  difference as a permanent difference for deferred taxation purposes. For this reason, the new accounting standard
                  requires the disclosure in a note to the financial statements of the effect, if any, that would have caused in deferred
                  taxation to consider the above mentioned restatement in
                  accordance with inflation as a temporary difference. The
                  deferred tax liability that would have been recognized as of
                  December 31, 2005 had the Company elected to recognize as
                  temporary difference the impact of inflation would have
                  amounted to Ps 95,521.

      2)    Monetary items - Cash, cash equivalents, receivables and liabilities stated in Argentine pesos, have been valued at their nominal values plus accrued interest as of the end of each year, when applicable.

            Non-interest earning long-term receivables and non-interest bearing long-term payables have been valued at their present value.

      3)    Foreign currency denominated assets and liabilities - Foreign currency denominated assets and liabilities have been stated at the closing exchange rate. On March 6, 2002, the Professional Council in
            Economic Sciences of the City of Buenos Aires issued Resolution MD
            N(degree) 3/2002 that mandated the

                                      F-24

            capitalization of exchange differences arising from foreign currency denominated liabilities used to finance, directly, the acquisition, production or construction of an asset. Resolution MD N(degree)
            3/2002 included also an option to capitalize exchange differences in other assets financed indirectly with foreign currency denominated liabilities. The Company adopted such optional treatment for the acquisition or construction of property, plant and equipment indirectly financed in foreign currencies (see points 7) and 8)
            below).

            Resolution CD N(degree) 87/2003 issued by the Professional Council in Economic Sciences of the City of Buenos Aires and which became effective on July 28, 2003 superseded Resolution MD N(degree) 3/2002 so that the Company capitalized exchange differences generated up to the abovementioned date, which are currently part of the assets'
            cost, net of the corresponding depreciation.

            Foreign currency denominated non-interest earning long-term receivables and non-interest bearing long-term payables have been valued at their present value.

      4)    Inventories

            o     Finished goods - These are stated at the current replacement cost at each year end, net of those expenses related to
                  production inefficiencies or idle capacity of plants if any.
                  Such expenses are recognized in earnings under caption
                  "Other", included in operating expenses in the consolidated statements of operations.

            o     Raw materials, packaging materials, spare parts and supplies, and work in progress - These are valued at their current
                  replacement cost at each year end. Inventories write-offs are directly charged to the consolidated statements of operations.

            o     Cuts of bovine meat - These are valued at their net realizable value at year end.

            The value of inventories thus determined, taken as a whole, does not exceed their estimated recoverable value (which is net realizable value, or net selling price less direct selling expenses).

            The Company, starting in 2004, classifies spare parts and supplies that had turnover of less than one per year as non-current assets and included them in "Non-current assets - Spare parts and supplies". Also included in that account are special trays used in transporting the Company's products.

      5)    Other current and non-current assets

            These consist of property, plant and equipment (all included in the dairy products segment) held for sale and valued at their net realizable value at each year end (that is, fair market value less selling expenses). These assets are not depreciated.

                                      F-25

            As of December 31, 2005 and December 31, 2004, this caption includes mainly the cheese plant mentioned in Note 1 b).

            Other current assets as of December 31, 2003 mainly included parcels of land owned by the Company in the Province of Cordoba, which were sold in January 2004; other non-current assets included mainly an inoperative plant located in the city of Canuelas, Province of
            Buenos Aires, which was sold in December 2004. Such assets were sold to generate funds to finance certain improvements in other facilities.

            Loss related to the write-down to fair value less selling expenses is included under caption "Other income (expenses), net".

      6)    Investments

            These mainly consist of Argentine government bonds and
            non-governmental/ private bonds (valued at historical cost plus interest accrued), certain properties and an aircraft (valued at cost as restated to reflect the effects of inflation, net of accumulated depreciation), investments in other companies valued at cost, and contributions to environmental projects valued at amount contributed.

      7)    Property, plant and equipment

            -     Original value:

                  o     Technically appraised assets - These assets are stated
                        using the values determined in an independent technical
                        appraisal as of September 30, 1986, as restated to
                        reflect the effects of inflation (see paragraph c) of
                        this Note).

                  o     Assets not appraised - These assets are valued at cost
                        as restated to reflect the effects of inflation.
                        Construction in progress includes interest capitalized
                        during the construction period related to loans obtained
                        to finance these constructions, also as restated to
                        reflect the effects of inflation.

                  o     Technical appraisal reserve - This amount represents the
                        difference between the carrying value and the net
                        technical appraisal of property, plant and equipment. Up
                        to December 31, 2001, the technical appraisal reserve
                        was amortized proportionally to the depreciation and
                        disposal of the technically appraised assets. The
                        Shareholders' meeting held on April 3, 2002, that
                        approved the financial statements as of December 31,
                        2001, decided to offset the Technical appraisal reserve
                        with accumulated losses as of that date.

                  o     Capitalization of exchange losses - As discussed in
                        point 3) above, exchange losses generated through July
                        27, 2003 arising from the direct or indirect financing
                        for the acquisition, construction or installation of
                        property, plant and equipment, have been capitalized as
                        part of the cost

                                      F-26

                        of such assets, net of the effect of restating the
                        historical costs to reflect the effects of inflation.

            -     Depreciation - Depreciation is calculated using the
                  straight-line method on the restated balances of the assets.

                  Rates applicable are as follows

                                                                    %
                                                         ----------------------
 Land and buildings                                          2.5, 2.86 and 4
 Machinery and equipment, containers and tools              5, 10, 20 and 33
 Fittings, laboratory equipment and furniture                   10 and 25
 Vehicles                                                          20
 Buildings improvements                                             4

            The carrying value of these assets does not exceed their economic recoverable value. As from December 31, 2004 the analysis was carried out separately for the cheese maturing activity and the general dairy business since the cash flows from the cheese maturing business is independent from the cash flows from the general dairy business of the Company. Such analysis is updated every year.

      8)    Plantations in progress

            These are valued at cost as restated to reflect the effects of inflation, and will be transferred to a definitive account and will be amortized from the time the plantation (mainly olives) starts producing at the standard commercial level considered by the industry. The balance includes development costs for the plantation, as well as the capitalization of interest and exchange differences related to loans obtained to finance the aforementioned plantations.

            The carrying value of these assets, taken as a whole, does not exceed their economic recoverable value.

      9)    Intangible assets

            -     Trademarks:

                  o     Original value - These are carried at cost as restated
                        to reflect the effects of inflation.

                  o     Amortization - It was computed on a straight-line basis,
                        over its estimated useful life (10 years). It is
                        computed on the restated cost of the assets.

      10)   Goodwill

                  o     Original value - included the excess of the purchase
                        price paid for the shares of Leitesol Industria e
                        Comercio S.A. and Mastellone San Luis S.A. over their
                        equity values as of the dates of acquisition. These had
                        been restated to reflect the effects of inflation.

                                      F-27

                        The net carrying amount as of December 31, 2004 of the
                        goodwill arising from the acquisition of Leitesol
                        Industria e Comercio S.A. of Ps464 was fully written off
                        in 2004 and included in extraordinary item. The goodwill
                        impairment is attributable to the recurring losses
                        incurred by Leitesol Industria e Comercio S.A..

                        In addition, as of December 31, 2004, the projected cash
                        flows prepared for the cheese maturing business
                        (developed by Mastellone San Luis Sociedad Anonima) that
                        was considered to be independent from the cash flows
                        from the general dairy business, did not support the
                        carrying amount of the goodwill attributable to the
                        acquisition of Mastellone San Luis Sociedad Anonima.
                        Accordingly, the net carrying amount of the goodwill of
                        Ps 28,754 was fully written off and charged to income as
                        an extraordinary item in 2004. The separate analysis of
                        the two activities (general dairy business and cheese
                        maturing business) was carried out since their cash
                        flows were independent from each other.

                        In January 2003, the Company purchased an additional
                        1.4% equity interest in Mastellone San Luis Sociedad
                        Anonima and recognized goodwill of Ps 1,300. Also, in
                        January 2004, the Company purchased an additional 5.95%
                        equity interest in Mastellone San Luis Sociedad Anonima
                        and recognized a negative goodwill of Ps 1,958.

                        As of December 31, 2003, the projected cash flows
                        prepared by the Company for the whole of the dairy
                        business and for the remaining useful life of goodwill,
                        supported the carrying amount recorded as of such date.

                  o     Amortization - until it was fully written off, goodwill
                        was amortized on a straight-line basis over its
                        estimated useful life, and it was computed based on the
                        restated cost of these assets.

      11)   Loans - These are stated at nominal value of the principal plus remaining contractual interest payments at each year end, net of adjustment to present value as explained in Note 1.

      12)   Capital stock - Total capital consists of common stock, additional paid-in capital and irrevocable capital contributions. These have been restated to reflect the effects of inflation, the excess over their nominal value being credited to a supplementary account named
            Adjustment to capital. General Ordinary and Extraordinary
            Shareholders' Meeting held on March 31, 2005 approved the absorption of accumulated losses as of December 31, 2004 through total application of the outstanding balances as of December 31, 2004 of irrevocable capital contributions, adjustment to irrevocable capital contributions and additional paid-in capital, and the partial application of adjustment to capital.

            Irrevocable capital contributions consist of cash contributions and contributions in kind made by the shareholders which are accepted by the

                                      F-28

            Company's Board of Directors on account of future capital increases, and are formalized through an agreement with those shareholders. The agreement provides that these contributions should exclusively be destined to the issuance of new shares whenever the shareholders so decide. If at any time the Board proposes to return them to the shareholders, such resolution must be taken in an extraordinary shareholders' meeting with same formalities as those required by the
            Argentine Corporations Law for capital stock reductions. Provided that these conditions are met, these contributions are presented as part of shareholders' equity in accordance with Argentine GAAP and with regulations of the Argentine National Securities Commission.

      13)   Holding results, foreign exchange (loss) gain, net, and other financial results - These consist of the difference between the carrying value of inventories and their historical cost and the gain or losses on foreign currency transactions. They are presented, for the period ended December 31, 2003, net of the inflationary effect included therein (up to February 2003 as explained in paragraph c)
            of this Note).

      14)   Advertisement expense - All advertisement costs are expensed as incurred.

      15)   Income taxes - The income tax amounts shown in the consolidated statements of operations were accrued by each of the consolidated entities. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits of tax loss carry-forwards are also recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the
            Company concludes that, more likely than not, this assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change is enacted. Based on projections prepared as of the end of each year, a valuation allowance has been recorded to reduce the deferred tax assets of the Company and most of its subsidiaries, since the realization of these assets is uncertain.

            The statutory income tax rate for the years ended December 31, 2005,
            2004 and 2003 was 35%.

      16)   Earnings per common share - It has been computed on the basis of the average number of 457,547,269 and 409,902,378 shares as of December
            31, 2005 and December, 2004 and 2003, respectively, and broken-down in the ordinary and the extraordinary amounts. There is no EPS dilution, as there is no preferred stock or convertible-bonds issued.

      17)   Segment information - This is presented in Note 13 with the information required by Argentine GAAP.

                                      F-29

      18)   Cash flow information - The detail of the net change in working capital and other components is as follows:

                                                             2005       2004        2003
                                                          --------    -------    --------

      Trade accounts receivable                              (522)        961    (13,787)
      Other receivables                                      1,482    (8,781)     (8,932)
      Inventories                                         (75,732)     20,615     (3,486)
      Spare parts and supplies                             (1,442)
      Accounts payable                                      28,658     29,002      10,658
      Taxes, accrual for tax relief and other                  872      4,674      10,299
      Accrued salaries, wages, payroll taxes and other       6,391      3,689       3,927
      Accrued litigation and other expenses                (1,451)    (2,390)     (3,198)
                                                          --------    -------    --------
        TOTAL                                             (41,744)     47,770     (4,519)
                                                          ========    =======    ========

      19)   Use of estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      20)   Contingencies - The Company and its subsidiaries are parties to various legal and administrative actions arising in the course of their businesses. Although the amount of any liability that could arise with respect to such actions cannot be reasonably estimated, in the opinion of the Company, such actions would not, individually or in the aggregate, have a material effect on the Company's financial position or results of operations.

      21)   Risk management - The Company operates principally in Argentina. The
            Company's financial performance is affected by inflation, exchange rates and regulations, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting Argentina. The majority of the
            Company's assets are either non-monetary or denominated in Argentine pesos, and the majority of its liabilities are denominated in U.S.
            dollars and, to a lesser extent, in Euros. A significant portion of the Company's debt has a fixed interest rate or a capped floating rate, thereby limiting the Company's interest rate risk exposure.

            The Company, as of December 31, 2005, does not have any unsettled foreign currency forward contracts.

      22)   Labor agreements - As per country regulations most of labor force is subject to collective bargaining agreements.

                                      F-30

NOTE 4 - BREAKDOWN OF MAIN ACCOUNTS

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

a) Trade accounts receivable, net
   Third parties (domestic)                                                        109,685      91,580     106,904
   Logistica La Serenisima S.A. and Danone Argentina S.A.
     (Note  5)                                                                      39,989      33,285      28,085
   Other related parties (domestic - Note 5)                                             3           9         131
   Third parties (foreign) and tax incentives on exports                             4,574      31,246      25,213
                                                                                  --------    --------    --------
           SUBTOTAL                                                                154,251     156,120     160,333
   Allowance for doubtful accounts                                                 (13,225)    (13,885)    (14,462)
   Allowance for trade discounts and volume rebates                                 (1,255)     (1,200)     (1,150)
                                                                                  --------    --------    --------
           TOTAL                                                                   139,771     141,035     144,721
                                                                                  ========    ========    ========

   The movement of the allowance for doubtful accounts is as follows:

   Balance at the beginning of the year                                             13,885      14,462      13,866
   Additions                                                                           123       1,360         938
   Write-offs                                                                         (822)     (1,889)       (370)
   Remeasurement of foreign subsidiaries allowances                                     39          25
   Transfer (to) from allowance for other non current receivables                                  (73)        124
   Effects of inflation                                                                                        (96)
                                                                                  --------    --------    --------
           BALANCE AT THE END OF THE YEAR                                           13,225      13,885      14,462
                                                                                  ========    ========    ========

   The movement of the allowance for trade discounts and volume rebates is as follows:

   Balance at the beginning of the year                                              1,200       1,150       4,692
   Additions                                                                         1,624       1,365       2,380
   Actual trade discounts and volume rebates granted                                (1,569)     (1,315)     (5,890)
   Effects of inflation                                                                                        (32)
                                                                                  --------    --------    --------
           BALANCE AT THE END OF THE YEAR                                            1,255       1,200       1,150
                                                                                  ========    ========    ========

                                      F-31

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

b) Other receivables, net

   Current
   Prepaid expenses                                                                  1,451       1,767       5,403
   Net value added tax                                                              13,847      17,476      12,540
   Other tax credits                                                                 2,887       1,334         505
   Affiliated entity (Note 5)                                                                        9           9
   Related parties (Note 5)                                                                      4,508       4,252
   Guarantee deposits (Note 7)                                                       2,701       9,515       1,326
   Receivable from sale of non-current investments                                               1,317       1,290
   Prepaid insurance claims                                                                      5,357       5,449
   Advances to suppliers                                                             1,227       1,168       2,035
   Receivables from customers in receivership and in bankruptcy (*)                    354         331         835
   Receivable from financial advances to farmers                                       876         602         137
   Other                                                                             1,602       1,663       1,112
                                                                                  --------    --------    --------
           SUBTOTAL                                                                 24,945      45,047      34,893
   Allowance for doubtful accounts                                                    (530)     (5,543)     (5,606)
                                                                                  --------    --------    --------
           TOTAL                                                                    24,415      39,504      29,287
                                                                                  ========    ========    ========

   Non-current
   Receivables from customers in receivership and in bankruptcy (*)                  8,956       8,142       6,672
   Net value added tax                                                              18,974      19,674      19,516
   Alternative minimum income tax (Note 10)                                         49,374      39,620      30,648
   Other tax credits                                                                   640         740       1,804
   Receivable from sale of non-current investments                                  11,341       9,480      10,580
   Advances to suppliers                                                             6,408       3,704       1,636
   Notes receivables                                                                                           403
   Prepaid expenses and commissions                                                                         11,200
   Other                                                                             2,071       2,875       3,301
                                                                                  --------    --------    --------
           SUBTOTAL                                                                 97,764      84,235      85,760
   Allowance for doubtful accounts and for doubtful alternative
     minimum income tax                                                            (56,134)    (46,274)    (36,956)
                                                                                  --------    --------    --------
           TOTAL                                                                    41,630      37,961      48,804
                                                                                  ========    ========    ========

     (*) Most of these receivables are covered by the allowance for doubtful accounts.

   The movement of the allowance for doubtful accounts is as follows:

   Current

   Balance at the beginning of the year                                              5,543       5,606       5,542
   Additions                                                                           350         443          67
   Write-offs                                                                       (5,363)       (506)
   Effects of inflation                                                                                         (3)
                                                                                  --------    --------    --------
           BALANCE AT THE END OF THE YEAR                                              530       5,543       5,606
                                                                                  ========    ========    ========

                                      F-32

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   Non-current

   Balance at the beginning of the year                                             46,274      36,956      27,218
   Additions                                                                         9,842       9,175      10,215
   Transfer from (to) allowance for trade accounts receivable                                       73        (124)
   Reversals                                                                          (176)
   Write-offs                                                                          (10)                   (304)
   Remeasurement of foreign subsidiaries allowances                                    204          70         145
   Effects of inflation                                                                                       (194)
                                                                                  --------    --------    --------
           BALANCE AT THE END OF THE YEAR                                           56,134      46,274      36,956
                                                                                  ========    ========    ========

c) Inventories

   Finished goods                                                                   65,906      44,596      72,332
   Cuts of bovine meat                                                               2,283
   Work in progress                                                                 36,509      24,433      19,849
   Raw materials, packaging and other materials                                    105,932      62,731      90,822
   Advances to suppliers (including related parties for
     362, 188 and 114 in 2005, 2004 and 2003,
     respectively - Note 5)                                                          3,167       1,874       3,058
                                                                                  --------    --------    --------
           TOTAL                                                                   213,797     133,634     186,061
                                                                                  ========    ========    ========

d) Other assets

   Current
   Property, plant and equipment held for sale                                       1,594                   2,066
   Valuation allowance                                                                (652)                    (30)
                                                                                  --------                --------
           TOTAL                                                                       942                   2,036
                                                                                  ========                ========

   Non-current
   Property, plant and equipment held for sale                                      47,439      58,652      17,170
   Valuation allowance                                                             (32,996)    (33,662)    (13,683)
                                                                                  --------    --------    --------
           TOTAL                                                                    14,443      24,990       3,487
                                                                                  ========    ========    ========

   The movement of valuation allowance for other assets is as follows:

   Current

   Additions                                                                           652                      30
                                                                                  --------                --------
           BALANCE AT THE END OF THE YEAR                                              652                      30
                                                                                  ========                ========

   Non-current

   Balance at the beginning of the year                                             33,662      13,683      10,711
   Additions                                                                         4,743      29,633       3.025
   Write-offs                                                                       (5,409)     (9,654)        (53)
                                                                                  --------    --------    --------
           BALANCE AT THE END OF THE YEAR                                           32,996      33,662      13,683
                                                                                  ========    ========    ========

                                      F-33

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

e) Deferred income tax

   Deferred tax assets
     Tax loss carryforwards                                                        185,578     195,643     298,829
     Exchange differences deductible in future fiscal years                          9,141      18,282      27,423
     Allowances, accrual for litigation expenses and other
       non-deductible accruals                                                       9,283       9,162       8,359
     Other temporary differences                                                                   323
                                                                                  --------    --------    --------
                                                                                   204,002     223,410     334,611
   Valuation allowance                                                            (153,479)   (164.595)   (321,967)
                                                                                  --------    --------    --------
           SUBTOTAL                                                                 50,523      58,815      12,644
                                                                                  --------    --------    --------
   Deferred tax liabilities
     Inventories                                                                    (1,742)       (787)     (2,277)
     Property, plant and equipment                                                  (6,129)     (6,759)     (7,737)
     Adjustment to present value                                                   (42,605)    (51,264)
     Other temporary differences                                                                            (2,341)
                                                                                  --------    --------    --------
           SUBTOTAL                                                                (50,476)    (58,810)    (12,355)
                                                                                  --------------------------------
           TOTAL                                                                        47           5         289
                                                                                  ========    ========    ========

   The movement of temporary differences between book carrying amounts and tax basis of assets and liabilities and tax loss carry-forwards is as follows:

                                          Balance at     Effects of      Reduction         Charge       Balance
                                             the         inflation      of tax loss       (credit)     at the end
                                          beginning                        carry-         for the        of the
                                         of the year                      forwards          year          year
                                        --------------   -----------   --------------   ------------   ----------

   Temporary differences between
     book carrying amounts and tax
     basis of assets and liabilities           (31,043)                                       (1,009)     (32,052)
   Tax loss carry-forwards                     195,643                        (20,943)        10,878      185,578
                                        --------------   -----------   --------------   ------------   ----------
           TOTAL 2005                          164,600                        (20,943)         9,869      153,526
                                        ==============   ===========   ==============   ============   ==========
   Temporary differences between
     book carrying amounts and tax
     basis of assets and liabilities            23,427                                       (54,470)     (31,043)
   Tax loss carry-forwards                     298,829                       (144,912)        41,726      195,643
                                        --------------   -----------   --------------   ------------   ----------
           TOTAL 2004                          322,256                       (144,912)       (12,744)     164,600
                                        ==============   ===========   ==============   ============   ==========
   Temporary differences between
     book carrying amounts and tax
     basis of assets and liabilities            31,893          (220)                         (8,246)      23,427
   Tax loss carry-forwards                     300,019        (2,071)          (5,717)         6,598      298,829
                                        --------------   -----------   --------------   ------------   ----------
           TOTAL 2003                          331,912        (2,291)          (5,717)        (1,648)     322,256
                                        ==============   ===========   ==============   ============   ==========

                                      F-34

   The unused tax loss carryforwards recorded by Mastellone Hermanos S.A. and its subsidiaries as of December 31, 2005 (balance is fully covered by a valuation allowance), are as follows:

    YEAR OF       TAX LOSS     APPLICABLE      CREDIT DUE TO       EXPIRATION -
   GENERATION      AMOUNT       TAX RATE      TAX LOSS CARRY-       DATE FOR
                                                  FORWARD         SUBMISSION OF
                                                                   TAX RETURNS
                                                                  FISCAL YEARS
   ----------     --------     ----------     ---------------     -------------
      2000           1,631       35.0%                    571         (2)
      2001           9,266       35.0%                  3,243         2006
      2002         423,312       35.0%                148,158         2007 (3)
      2003          18,924       35.0%                  6,623         2008
      2004          14,913       35.0%                  5,220         2009
      2005           3,701       35.0%                  1,295         2010
      (1)           59,613       34.3%                 20,468       Unlimited
                  --------                    ---------------
     TOTAL         531,360                            185,578
                  ========                    ===============

   (1)  Tax losses generated by foreign subsidiaries, which can be offset up to
        30% of each year's tax profit, have no expiration date. They were converted at the exchange rate applicable at year-end.

   (2)  No expiration date (arising from sale of non-current investments).

   (3)  Includes Ps 21 with no expiration date (arising from sale of non-current investments).

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   The movement of the valuation allowance is as follows:

   Balance at the beginning of the year                                            164,595      321,967     331,912
   Write-offs                                                                       (2,595)        (582)
   Net reversal for the year                                                        (8,521)    (156,790)     (7,654)
   Effects of inflation                                                                                      (2,291)
                                                                                  --------    ---------   ---------
           BALANCE AT THE END OF THE YEAR                                          153,479      164,595     321,967
                                                                                  ========    =========   =========

f) Spare parts and supplies

   Spare parts                                                                      19,388       19,637
   Supplies                                                                          7,643        6,086
                                                                                  --------    ---------
           TOTAL                                                                    27,031       25,723
                                                                                  ========    =========

g) Property, plant and equipment, net

   Land and buildings                                                              314,337      326,290     344,428
   Machinery and equipment, containers and tools                                   413,988      465,724     508,645
   Fittings, laboratory equipment and furniture                                    177,337      194,488     217,722
   Vehicles (*)                                                                     19,035       23,488      29,410
   Buildings improvements                                                           32,644       34,374      36,436
   Construction in progress                                                         12,751          982      48,248
                                                                                  --------    ---------   ---------
           SUBTOTAL                                                                970,092    1,045,346   1,184,889
   Advances to suppliers                                                             4,144          764       1,064
                                                                                  --------    ---------   ---------
           TOTAL                                                                   974,236    1,046,110   1,185,953
                                                                                  ========    =========   =========

   (*)  This included vehicles operated by third parties amounting to Ps 18,575,
        Ps 23,150 and Ps 28,782 as of December 31, 2005, 2004 and 2003,
        respectively (Note 9 a).

                                      F-35

                                                                                    2005        2004        2003
                                                                                  ---------   ---------   ---------

   The movement of property, plant and equipment, net is as follows:

   Net value at the beginning of the year                                         1,046,110   1,185,953   1,438,180
   Acquisitions                                                                      30,511      25,997      13,378
   Retirement and disposals                                                          (2,592)     (9,210)     (9,042)
   Decreases of capitalized exchange differences                                                           (145,763)
   Transfer to inventory (spare parts)                                                                         (501)
   Depreciation                                                                     (98,500)   (103,261)   (108,964)
   Transfer to spare parts and supplies                                                          (6,086)
   Transfer to other current and non current assets and to
     investments                                                                     (1,293)    (47,283)     (1,335)
                                                                                  ---------   ---------   ---------
   NET VALUE AT THE END OF THE YEAR                                                 974,236   1,046,110   1,185,953
                                                                                  =========   =========   =========

h) Plantations in progress

   The movement of olive and carob trees plantations in progress is as follows:

   Net value at the beginning of the year                                            58,509      57,788      51,951
   Additions                                                                          5,129       2,077       5,837
   Retirement and disposals                                                                      (1,356)
   Harvest of olives                                                                 (4,431)
                                                                                  ---------   ---------   ---------
   NET VALUE AT THE END OF THE YEAR                                                  59,207      58,509      57,788
                                                                                  =========   =========   =========

   Olive plantations will be applied to produce olive oil.

i) Intangible assets

   Net value:
     Trademarks                                                                         112         149         187
     Other                                                                                                       44
                                                                                  ---------   ---------   ---------
          TOTAL                                                                         112         149         231
                                                                                  =========   =========   =========

   The movement of intangibles assets is as follows:

   Net value at the beginning of the year                                               149         231         146
     Acquisitions                                                                                               150
   Amortization                                                                         (37)        (82)        (65)
                                                                                  ---------   ---------   ---------
   NET VALUE AT THE END OF THE YEAR                                                     112         149         231
                                                                                  =========   =========   =========

j) Goodwill

   Leitesol I.C.S.A.                                                                                            730
   Mastellone San Luis S.A.                                                                                  34,304
                                                                                                          --------=
          TOTAL                                                                                              35,034
                                                                                                          =========

                                      F-36

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

k) Accounts payable

   Current
   Trade payables                                                                  162,929     129,331     125,366
   Logistica La Serenisima S.A. and Danone
      Argentina S.A. (Note 5)                                                       24,842      20,866      21,858
   Other related parties (Note 5)                                                       13       2,184         234
   Notes payable - Collateralized (Note 7)                                           2,227       2,188       1,874
                                                                                  --------    --------    --------
           TOTAL                                                                   190,011     154,569     149,332
                                                                                  ========    ========    ========

   Non-current
   Trade payables                                                                    8,356      12,664       1,801
   Notes payable - Collateralized (Note 7)                                           5,906       7,556       4,193
                                                                                  --------    --------    --------
           TOTAL                                                                    14,262      20,220       5,994
                                                                                  ========    ========    ========

l) Loans

   Short-term debt
   Unsecured debt - principal                                                        4,059       9,993     270,556
   Unsecured debt - principal - related parties (Note 5)                               546         715       2,998
   Senior Notes due 2008 - principal                                                             2,979
   Secured debt - principal (Note 1)                                                 1,661       4,832      19,301
   Accrued interest:
   - Unsecured and secured debt                                                          6         743      53,643
   - 8% Collateralized Debt due 2013 and New Collateralized
       Floating Rate Debt                                                               31          33
   - Related parties (Note 5)                                                          383         477       1,367
   - Senior Notes due 2008                                                             649       8,056     192,493
                                                                                  --------    --------    --------
           TOTAL                                                                     7,335      27,828     540,358
                                                                                  ========    ========    ========

   Long-term debt
   Unsecured debt - principal                                                                      976      40,469
   Unsecured debt - principal - related parties (Note 5)                             2,254       3,495
   Secured debt - principal                                                         14,948      31,122      21,720
   8% Collateralized Debt due 2013 - principal                                      45,480
   8% Collateralized Debt due 2013 - adjustment to net present
     value                                                                          (8,510)
   New Collateralized Floating Rate Debt - principal                               153,419     238,402
   New Collateralized Floating Rate Debt - adjustment to net
     present value                                                                 (35,695)    (64,130)
   New Senior Notes due 2012                                                       485,969     468,269
   New Senior Notes due 2012 - adjustment to net present value                     (76,908)    (81,345)
   Senior Notes due 2008                                                             1,064      18,145     659,250
                                                                                  --------    --------    --------
           TOTAL                                                                   582,021     614,934     721,439
                                                                                  ========    ========    ========

                                      F-37

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

m) Taxes, accrual for tax relief and other

   Current
   Taxes, rates and contributions (net of advances)                                  6,298       4,797       5,372
   Value added tax, turnover tax and income tax withheld                             9,033       6,271       5,102
   Accrual for tax relief - Law N(degree) 22,021 (Notes 7 and 8)                     3,344       3,344       2,971
   Tax - Law N(degree) 23,966                                                        3,496       3,416       1,904
                                                                                  --------    --------    --------
           TOTAL                                                                    22,171      17,828      15,349
                                                                                  ========    ========    ========

   Non-current
   Accrual for tax relief - Law N(degree) 22,021 (Notes 7 and 8)                    29,415      32,759      34,611
   Taxes, rates and contributions                                                    3,400       3,443       3,261
                                                                                  --------    --------    --------
           TOTAL                                                                    32,815      36,202      37,872
                                                                                  ========    ========    ========

n) Accrued salaries, wages, payroll taxes and others

   Current
   Payroll and bonus to management                                                  16,594      13,303      10,228
   Social security taxes                                                             6,515       3,934       3,070
   Advances from customers                                                           1,070       1,104         909
   Debt due to acquisition of subsidiaries                                             889         606         205
   Related parties (Note 5)                                                                         81
   Other                                                                               561         455       1,062
                                                                                  --------    --------    --------
           TOTAL                                                                    25,629      19,483      15,474
                                                                                  ========    ========    ========

   Non-current
   Deferred income - brands license (net of adjustment to
     present value for 685)                                                            734
   Social security taxes                                                                           211         130
   Debt due to acquisition of subsidiaries                                                         889       2,529
   Other                                                                                30          25          25
                                                                                  --------    --------    --------
           TOTAL                                                                       764       1,125       2,684
                                                                                  ========    ========    ========

                                      F-38

                                                                                    2005        2004        2003
                                                                                  ---------   ---------   ---------

o) Accrued litigation and other expenses

    Current
    Accrued litigation expenses                                                       2,939       3,091       1,905
    Other accrued expenses                                                            1,436       1,943       2,177
                                                                                  ---------   ---------   ---------
            TOTAL                                                                     4,375       5,034       4,082
                                                                                  =========   =========   =========

    Non-current
    Accrued litigation expenses                                                      10,932      11,394       8,353
    Other accrued expenses                                                              478         373         485
                                                                                  ---------   ---------   ---------
            TOTAL                                                                    11,410      11,767       8,838
                                                                                  =========   =========   =========

   The movement of accrued litigation and other expenses is as follows:

   Current
   Balance at the beginning of the year                                               5,034       4,082       6,040
   Increases                                                                                        158         367
   Reversals                                                                           (199)
   Payments made                                                                     (1,092)     (2,234)     (2,685)
   Remeasurement of foreign subsidiaries allowances                                     265         205         394
   Effects of inflation                                                                                         (42)
   Reclassification to tax debt in foreign subsidiaries                                            (393)     (3,261)
   Transfer from non current allowance                                                  367       3,216       3,269
                                                                                  ---------   ---------   ---------
           BALANCE AT THE END OF THE YEAR                                             4,375       5,034       4,082
                                                                                  =========   =========   =========

   Non-current
   Balance at the beginning of the year                                              11,767       8,838       6,947
   Increases                                                                            369       6,301       5,208
   Payments made                                                                       (359)       (156)
   Effects of inflation                                                                                         (48)
   Transfer to current allowance                                                       (367)     (3,216)     (3,269)
                                                                                  ---------   ---------   ---------
           BALANCE AT THE END OF THE YEAR                                            11,410      11,767       8,838
                                                                                  =========   =========   =========

p) Net sales

   Product sales                                                                  1,720,784   1,507,984   1,232,452
   Services provided                                                                 32,047      25,941      13,989
   Turnover tax                                                                     (60,082)    (46,786)    (30,024)
   Sales discounts and volume rebates                                               (72,110)    (83,069)    (59,625)
   Sales returns                                                                    (21,436)    (18,680)    (24,651)
                                                                                  ---------   ---------   ---------
            TOTAL                                                                 1,599,203   1,385,390   1,132,141
                                                                                  =========   =========   =========

                                      F-39

                                            2005                    2004                    2003
                                    ---------------------   --------------------   -----------------------

q) Cost of sales

   Cost of goods sold:

   Inventories at the beginning
     of the year
     Finished goods                    44,596                 72,332                 60,687
     Work in progress                  24,433                 19,849                 26,385
     Raw materials, packaging and
       other materials                 62,731     131,760     71,435     163,616     90,773        177,845
                                    ---------               --------               --------

   Purchases                                    1,012,022                819,526                   710,981

   Production expenses (Note 4 r)                 310,070                264,915                   241,805

   Holding results generated by
     inventories                                    9,077                  3,735                     1,923

   Remeasurement of foreign
     subsidiaries inventories                       1,830                  1,129                       797

   Benefits from industrial
    promotion                                     (11,377)               (13,344)                  (13,493)

   Inventories at the end of the
     year
     Finished goods                   (65,906)               (44,596)               (72,332)
     Cuts of bovine meat               (2,283)
     Work in progress                 (36,509)               (24,433)               (19,849)
     Raw materials, packaging and
       other materials               (105,932)   (210,630)   (62,731)   (131,760)   (90,822)      (183,003)
                                    ---------   ---------   --------   ---------   --------   ------------
    SUBTOTAL - COST OF GOODS SOLD               1,242,752              1,107,817                   936,855
                                                ---------              ---------              ------------

   Cost of services rendered:

   Purchases                                        5,195                  4,039                     1,820

   Production expenses (Note 4 r)                  19,064                 15,179                     6,754
                                                ---------              ---------              ------------
    SUBTOTAL - COST OF SERVICES
       RENDERED                                    24,259                 19,218                     8,574
                                                ---------              ---------              ------------

    TOTAL COST OF SALES                         1,267,011              1,127,035                   945,429
                                                =========              =========              ============

                                      F-40

r) Information required by section 64, sub-section b) of Law N(degree) 19,550

                                                                        2005                                       2004      2003
                                               -----------------------------------------------------------------  -------  -------
                                                Total   Production  Cost of   Selling    General and     Other     Total
                                                         expenses   services  expenses  administrative  expenses            Total
                                                                                           expenses

Remuneration to members of the Board of
  Directors and members of the statutory
  auditors' committee                              648                                             648                628      450
Fees and compensation for services              77,183       6,804       281    62,703           7,395             64,337   53,348
Payroll, bonus and social security charges     123,887      66,374     5,347    28,197          23,969             94,510   75,814
Depreciation of property, plant and equipment   98,500      86,186     7,005     3,466           1,843            103,261  108,964
Supplies consumption                             4,689       4,689
Amortization of intangible assets                   37                                                        37       82       65
Provision for bad debts                            383                             383                              1,865    1,005
Freights                                       216,451      80,610             135,838               3            168,989  150,419
Maintenance and repair                          12,764       9,825     1,463     1,392              84             10,675    9,620
Office and communication                           983         479                 199             305                975    1,084
Fuel, gas and energy                            31,569      27,256     2,607     1,646              60             24,575   15,665
Vehicles expenses                                6,406       4,111               1,968             327              5,233    5,435
Publicity and advertising                       30,429                          30,429                             21,448    9,410
Taxes, rates and contributions                  44,128      20,322     2,083       407          21,316             40,067   33,142
Insurance                                        3,685       2,363       124       836             362              3,382    3,278
Traveling                                        2,127         863                 850             414              1,812    1,878
Export and import                                3,024                           2,968              56              4,051    1,818
Miscellaneous                                    9,768       1,981       154     5,989           1,644             12,644    7,394
Idle capacity of plants                                     (1,793)                                        1,793
                                               -----------------------------------------------------------------  -------  -------
      TOTAL 2005                               666,661     310,070    19,064   277,271          58,426     1,830
                                               =================================================================
      TOTAL 2004                                           264,915    15,179   220,418          50,944     7,078  558,534
                                                        ========================================================  =======
      TOTAL 2003                                           241,805     6,754   175,643          43,601    10,986           478,789
                                                        ========================================================           =======

                                      F-41

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

s) Other expenses, net
   o  Other income
      Gain on assignment of trademarks (Note 12)                                     4,311
      Rental income                                                                  1,110         868         704
      Royalties and licenses                                                            96         654         467
      Gain on sale of property, plant and equipment                                                          2,253
      Charges to freighters                                                          3,422         679         164
      Other                                                                            258         357       1,253
                                                                                  --------    --------    --------
           SUBTOTAL                                                                  9,197       2,558       4,841
                                                                                  --------    --------    --------

   o  Other expenses
      Loss on sale of property, plant and equipment                                   (625)     (2,132)
      Provision for litigation and other expenses                                     (170)     (6,459)     (5,493)
      Impairment of other assets                                                    (5,395)     (1,613)     (3,025)
      Impairment of alternative minimum income tax                                  (9,756)     (9,113)    (10,215)
      Donations                                                                       (628)       (660)       (913)
      Health care center                                                            (1,450)
      Other                                                                         (1,598)     (2,159)     (4,942)
                                                                                  --------    --------    --------
           SUBTOTAL                                                                (19,622)    (22,136)    (24,588)
                                                                                  --------    --------    --------
           TOTAL                                                                   (10,425)    (19,578)    (19,747)
                                                                                  ========    ========    ========

t) Income tax (included in ordinary loss)

   Income tax:
     Current income tax                                                               (881)       (386)     (5,825)
     Net change in other temporary differences                                      (1,009)    (54,470)     (8,246)
     Tax loss carryforwards for the year                                            10,878      41,726       6,598
                                                                                  --------    --------    --------
           SUBTOTAL                                                                  8,988     (13,130)     (7,473)
   Net (increase) reversal of the valuation allowance on
     deferred income tax asset                                                      (9,030)     12,851       7,654
                                                                                  --------    --------    --------
           TOTAL                                                                       (42)       (279)        181
                                                                                  ========    ========    ========

   The reconciliation of income tax expense to the amount derived by applying the applicable statutory income tax rate to income before income tax for the year is as follows:

                                      F-42

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   Net (loss) income before income tax                                             (33,302)    325,974    (185,826)
   Statutory income tax rate                                                            35%         35%         35%
                                                                                  --------    --------    --------
       INCOME TAX EXPENSE AT STATUTORY INCOME TAX RATE                              11,656    (114,091)     65,039
                                                                                  --------    --------    --------

   Effects of inflation                                                            (16,869)    (19,830)    (21,428)
   Exchange differences capitalized                                                 (2,912)     (3,023)    (52,630)
   Amortization and impairment of goodwill                                                     (11,577)     (1,427)
   Impairment of other assets and property, plant and
     equipment                                                                      (1,888)    (10,876)
   Alternative minimum income tax                                                   (3,415)     (3,190)     (3,575)
   Benefits form industrial promotion                                                3,982       4,670       4,723
   Tax incentives on exports                                                                                   346
   Other                                                                               883         848       1,479
                                                                                  --------    --------    --------
       Total permanent differences                                                 (20,219)    (42,978)    (72,512)
   Net reversal of the valuation allowance on deferred income
     tax asset                                                                       8,521     156,790       7,654
                                                                                  --------    --------    --------
       TOTAL                                                                           (42)       (279)        181
                                                                                  ========    ========    ========

u) Extraordinary item - Income

   Release from payment of the principal of renegotiated floating rate debt
     (Note 1 c) 2.)                                                                 41,179
   Release from payment of accrued interest                                          7,660     331,892
   Adjustment to present value of non-current renegotiated
     floating rate debt                                                            (12,352)
   Fees and expenses related to the renegotiation and
     registration of debt                                                           (2,836)    (21,347)
   Gain arising from purchase of debt                                                            4,142
   Adjustment to present value of debt restructured in 2004                                    155,945
   Release from payment of principal pursuant to cash tender
     offer                                                                                     100,709
   Write-down of other assets                                                                  (28,020)
   Impairment of goodwill                                                                      (29,218)
                                                                                  --------    --------
         TOTAL                                                                      37,793     509,961
                                                                                  ========    ========

                                      F-43

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

v) Income tax (included in extraordinary income)

   Income tax                                                                      (17,551)   (143,939)
   Reversal of valuation allowance                                                  17,551     143,939
                                                                                  --------    --------
       TOTAL
                                                                                  ========    ========

NOTE 5 - OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company enters into transactions with affiliated entities or other related parties. The outstanding balances as of
December 31, 2005, 2004 and 2003 with the affiliated entities and other related parties are as follows:

o  AFFILIATED ENTITY

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   Other current receivables
       Grupo Lacteo Argentino S.A                                                                    9           9
                                                                                              ========    ========

o  RELATED PARTIES

   Trade accounts receivable
      Logistica La Serenisima S.A. (1) (6)                                          15,087      12,494      15,950
       Danone Argentina S.A. (2) (7)                                                18,198      15,591      24,039
       Afianzar S.G.R. (1)                                                               1                     131
       Victorio Mastellone (3)                                                           2           1
       Los Toldos S.A. (1)                                                                           8
                                                                                  --------    --------    --------
                 TOTAL                                                              39,992      33,294      28,216
                                                                                  ========    ========    ========

   Other current receivables
       Afianzar S.G.R. (1)                                                                                     176
       Pascual Mastellone (3) (4)                                                                1,176       1,074
       Carlos Agote (4)                                                                            835         769
       Victorio Mastellone (3)                                                                   1,333       1,217
       Jose Mastellone (3)                                                                       1,102       1,016
       Los Toldos S.A. (1)                                                                          62
                                                                                              --------    --------
                 TOTAL                                                                           4,508       4,252
                                                                                              ========    ========

   Inventories - advances to suppliers
       Los Toldos S.A. (1)                                                             362         188         114
                                                                                  ========    ========    ========

                                      F-44

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   Accounts payable
       Logistica La Serenisima S.A. (1)                                             18,471      15,795      15,424
       Danone Argentina S.A. (2)                                                     6,371       5,071       6,434
       Afianzar S.G.R. (1)                                                              13          69         133
       Los Toldos S.A. (1)                                                                                      56
       Greenwich Investments S.A. (8)                                                            2,115          45
                                                                                  --------    --------    --------
                 TOTAL                                                              24,855      23,050      22,092
                                                                                  ========    ========    ========

   Short term borrowings and accrued interest
       Antonio Mastellone (5)                                                          486         805       3,140
       Rosa Raquel Mastellone (5)                                                                            1,225
       Juan Rocca S.R.L. (9)                                                           443         387
                                                                                  --------    --------    --------
                 TOTAL                                                                 929       1,192       4,365
                                                                                  ========    ========    ========

   Long term borrowings
       Antonio Mastellone (5)                                                        1,626       2,567
       Juan Rocca S.R.L. (9)                                                           628         928
                                                                                  --------    --------
                 TOTAL                                                               2,254       3,495
                                                                                  ========    ========

   Accrued salaries, wages, payroll taxes and others

       Jose Moreno (4)                                                                              81
                                                                                              ========

   (1)  Common shareholders

   (2)  Partner in Logistica La Serenisima S.A. and both Companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

   (3)  Company's shareholder

   (4)  Member of the Company's Board of Directors

   (5)  Member of Mastellone family

   (6)  Includes receivables arising from sales performed by Logistica on behalf of Mastellone Hermanos S.A.

   (7)  Includes receivables arising from sales of raw milk purchased on behalf of Danone Argentina S.A.

   (8)  Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

   (9)  Company owned by a member of Mastellone family

Transactions with related parties for the years ended December 31, 2005, 2004 and 2003, are as follows:

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   Sales of goods and services
       Afianzar S.G.R. (1)                                                               1
       Danone Argentina S.A. (2)                                                    90,651      68,829      50,757
       Jose Mastellone (3)                                                              53           3           8
       Logistica La Serenisima S.A. (1)                                              3,856       2,928       2,063
       Los Toldos S.A. (1)                                                                          26
       Victorio Mastellone (3)                                                           1           2
       Pascual Mastellone (3) (4)                                                       71           6          11
                                                                                  --------    --------    --------
                 TOTAL                                                              94,633      71,794      52,839
                                                                                  ========    ========    ========

                                      F-45

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   Purchases of goods and services
       Afianzar S.G.R. (1)                                                              58          83         140
       Danone Argentina S.A. (2)                                                    20,379      10,295       8,514
       Greenwich Investments S.A. (5)                                                            2,901         536
       Logistica La Serenisima S.A. (1)                                             66,522      49,032      37,689
       Los Toldos S.A. (1)                                                           1,693       2,351       2,131
       Victorio Mastellone (3)                                                                               2,336
                                                                                  --------    --------    --------
                 TOTAL                                                              88,652      64,662      51,346
                                                                                  ========    ========    ========

   Financial results - interests and exchange differences
       Antonio Mastellone (6)                                                         (100)       (230)       (455)
       Carlos Agote (4)                                                                 21          61          67
       Danone Argentina S.A. (2)                                                       (18)
       Greenwich Investments S.A. (5)                                                  (50)
       Jose Mastellone (3)                                                              77          80         102
       Juan Rocca S.R.L. (7)                                                           (73)        (88)
       Los Toldos S.A. (1)                                                               7          57
       Pascual Mastellone (3) (4)                                                      106         176         106
       Rosa Raquel Mastellone (6)                                                                             (179)
       Victorio Mastellone (3)                                                         134         107         122
                                                                                  --------    --------    --------
                 TOTAL                                                                 104         163        (237)
                                                                                  ========    ========    ========

   Other income
       Danone Argentina S.A. (2)                                                       354         781         476
       Logistica La Serenisima S.A. (1)                                                837         761         665
                                                                                  --------    --------    --------
                 TOTAL                                                               1,191       1,542       1,141
                                                                                  ========    ========    ========

   (1)  Common shareholders

   (2)  Partner in Logistica La Serenisima S.A. and both companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

   (3)  Company's shareholder

   (4)  Member of the Company's Board of Directors

   (5)  Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

   (6)  Member of Mastellone family

   (7)  Company owned by a member of Mastellone family

NOTE 6 - SHAREHOLDERS' EQUITY

On February 8, 2005 the Company's shareholders made irrevocable capital cash contributions of 42,392 and in shares of Logistica La Serenisima S.A. of 5,305, which were accepted by the Board of Directors in the meeting held on the abovementioned date. The amount of the contribution made in shares was provisionally recorded until the final valuation was obtained. The capitalization of the irrevocable capital contributions made by the shareholders was approved in the General Ordinary and Extraordinary Shareholders' Meeting
held on March 31, 2005. A public accountant report determined the final value of the contribution made in shares, therefore

                                      F-46

capitalizing irrevocable capital contributions in cash and in shares for a total amount of 42,392 and 5,253, respectively.

As of December 31, 2005, subscribed capital amounts to 457,547. There are two classes of Ps. 1 par value common stock, with 5 votes each 194,428 shares, and with 1 vote each 263,119 shares.

The current Argentine legal regulations require the Company to appropriate 5% of its net income per year to a "Legal reserve" until the balance of such reserve equals 20% of the capital stock (as restated to reflect the effects of inflation). In accordance with the Corporate Law N(degree) 19,550, the Company should apply future earnings amounting to 13,137 to restore legal reserve. The balance of such reserve was reduced to absorb accumulated losses as of December
31, 2001 as approved in the General Shareholders' Meeting held on April 3, 2002.

NOTE 7 - PLEDGED AND RESTRICTED ASSETS

Certain assets owned by the Company are pledged as collateral to secure bank and financial liabilities, notes payable, and tax debt (tax regime for promoted activities) totaling 57,507, 82,540 and 90,193 as of December 31, 2005, 2004 and
2003, respectively. The detail of the pledged assets is as follows:

                                                                                    2005        2004        2003
                                                                                  --------    --------    --------

   Other current receivables                                                         2,701       9,515       1,326
   Other non-current assets                                                         14,960      17,634
   Property, plant and equipment                                                    46,250      97,480     142,611
   Equity value of holding in subsidiary company Promas S.A (*)                     71,732      69,552      63,141

   (*) This item does not appear as an asset in the accompanying balance sheets as Promas S.A. is a consolidated subsidiary.

NOTE 8 - TAX REGIME FOR PROMOTED ACTIVITIES

Mastellone Hermanos Sociedad Anonima, as an investor in Mastellone San Luis
Sociedad Anonima and Promas Sociedad Anonima, pursuant to several fiscal laws deferred payment of value added taxes and income taxes, provided that these amounts are invested in the above-mentioned subsidiaries. These obligations are secured by term deposits, shares of Promas Sociedad Anonima owned by Mastellone
Hermanos Sociedad Anonima, and buildings owned by Mastellone San Luis Sociedad
Anonima, as required by applicable regulations.

The value-added taxes and income taxes deferred are recorded as liabilities in the balance-sheets.

The promotional regimes granted to Mastellone San Luis Sociedad Anonima and to
Promas Sociedad Anonima also included the benefit of receiving from the Federal
Government an amount in the form of government bonds determined taking into account the investments to be made, the level of activity, the number of employees

                                      F-47

and other parameters, at the authorization of the inclusion in such regimes. The
Company uses the government bonds as payment mainly for value added tax (and a minor amount for other national taxes). A benefit, which is a credit to cost of sales, is recognized when the government bonds are used to pay tax obligations.

NOTE 9 - PURCHASE AND SALES COMMITMENTS

a) Purchase commitments

   o  Since October 1, 2000 the Company and its subsidiaries Frigorifico Rydhans
      S.A. ("FR"), Mastellone San Luis S.A. ("MSL"), and Danone Argentina S.A.
      ("DA"), agreed on the terms of the services to be provided by Logistica La
      Serenisima S.A. ("Logistica") related to the distribution of dairy and fresh products in Argentina. The agreement was renegotiated on February 8,
      2005, resulting in the extension of its term to 36 years counted as from
      October 1, 2004, amending the basis of the price charged by Logistica for its services to actual costs plus a 0.1% margin, and modifying the allocation of the expenses to Logistica resulting in a reduction of costs for Mastellone Hermanos Sociedad Anonima, FR and MSL of about 7%. The agreement provides that if any party (Mastellone Hermanos Sociedad
      Anonima, FR or MSL) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of US$50,000,000 should be paid to Logistica. This penalty would not be applicable if termination of the contract is due to non-compliance of Logistica with its duties under the agreement. Moreover, the same penalty should be paid by the Company,
      FR or MSL if one of these companies produces products similar to products currently marketed by Danone.

   o  The Company has an agreement with Con-Ser Sociedad Anonima (Con-Ser) that will expire on December 31, 2010 whereby Con-Ser provides freights and transportation services of raw milk, as well as the coordination and technical assistance for recollection of raw milk from the milk farms.
      Con-Ser operates assets owned by Mastellone Hermanos Sociedad Anonima in connection with the provision of the transportation services. Repairs and maintenance expenses are paid by Mastellone Hermanos Sociedad Anonima.
      Con-Ser charges Mastellone Hermanos Sociedad Anonima the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on the volume of raw milk collected every month. The same service is provided by Con-Ser for the raw milk purchased by Mastellone Hermanos Sociedad Anonima on behalf of Danone.

   o  Promas S.A. entered into an agreement with Establecimientos Agropecuarios
      Lar S.A. in July 2004 for the purchase of future olive harvests and the exploitation of 400 hectares in the province of Catamarca, for a total estimated amount of US$5,200,000. The contract will expire with the completion of harvest in 2020. Promas S.A. will receive 80% of olives production, with a guaranteed minimum, ranging from 600 tons at the beginning of the contract term to 4,160 tons at the end of the contract term.

                                      F-48

      In addition, on March 5, 2005, Promas S.A. entered into an agreement with
      Agropecuaria Huaycama S.A. for the processing and preservation of 400 tons of extra-virgin olive oil, for the months of March and April 2005.
      Grinding, processing and preservation price is US$50 each ton; filtering
      US$3.4 each ton; and fractioning US$0.05 each 500 ml. of bottled oil, and
      US$0.14 each 3 lt. can. Payment term is 30 days after the completion of the process. The agreement, which includes oil's preservation, was already completed as of December 31, 2005.

      Moreover, on March 31, 2005, Promas S.A. entered into a "multure"
      agreement with Cerro Plateado S.A. for the processing of 600 tons of extra-virgin olive oil, for the months of April to June 2005 whereby, as compensation, Promas S.A. retained 15% of the total olive oil produced.
      The agreement, which included oil's preservation, was already completed as of December 31, 2005.

b) Sales commitments

   o  The Company has entered into certain term supply agreements through which it procures raw material and provides industrial services to Danone.

   o  The Company has agreed to meet export commitments for the period from
      January through May 2006 of powdered milk, butter, fluid milk and whey for a total of approximately 9,300 tons with an estimated contract value of
      US$18,200,000.

   o  The Company has entered into agreements with various national and provincial public agencies for the sale of approximately 2,500 tons of powdered and fluid milk with an estimated contract value of 20,700.

c) Pre-export facility

On December 20, 2004, the Company signed an agreement with Crecera Finance
Company LLC, a financial institution based in San Francisco, United States, which provides a committed pre-export facility of US$5 million, valid until
December 2006. The Company has not drawn against this credit facility through
December 31, 2005.

NOTE 10 - ALTERNATIVE MINIMUM INCOME TAX

The alternative minimum income tax was established by Law N(degree) 25,063 initially for a period of ten fiscal years. This tax, which was subsequently modified by the Competitiveness Program enacted by Decrees N(degree) 1,054/01 and 1,185/01 up to December 31, 2002, is complementary to regular income tax, since while regular income tax is calculated based on taxable income, alternative minimum income tax is calculated based on the potential gain derived from certain productive assets at a rate of 1%, the Company's income tax liability being the higher amount. However, when alternative minimum income tax for a fiscal year exceeds regular income tax, the excess can be utilized as credit for any excess of the regular income tax over alternative minimum income tax that could arise during the following ten fiscal years.

                                      F-49

Due to the changes in the economic situation and considering income tax loss carry-forwards and the estimated future taxable income, the Company recognized valuation allowance on the total amount of alternative minimum income tax.

NOTE 11 - CLAIM AGAINST A FORMER COMPANY'S SUBSIDIARY

On December 30, 2004, October 6, 2005 and December 15, 2005 the Company received letters from Multitrans S.A. - aquirer of Con-Ser S.A., a subsidiary which was sold in 2000 - informing of assessments brought by the tax authorities with respect to certain activities undertaken while Mastellone Hermanos Sociedad
Anonima was still the owner of Con-Ser S.A. The Company has agreed with
Multitrans S.A. to work together to contest such claims, and prepare the documents that would evidence the wrongful criteria used by the tax authorities in determining the referred assessments.

The status as of December 31, 2005 of those tax assessments is as follows:

a) formal assessment issued by the tax authorities, appealed before the National
   Tax Court ("Tribunal Fiscal de la Nacion", an administrative court), in the total amount of 16,985 (including punitive interest of 10,723);

b) preliminary assessment issued by the tax authorities contested by the
   Company, whose arguments are being evaluated by such authorities, in the amount of 17,084. In case the arguments presented by the Company are rejected, punitive interest would be added in an amount estimated at 34,916, increasing the assessment to approximately 52,000. It should be mentioned that the Company has already decided to appeal before the National Tax Court in case its arguments are rejected and a formal assessment is issued by the tax authorities.

The tax and legal counselors advising the Company in contesting the assessments and who are assisting the Company in the appeal mentioned in a) above and will assist the Company in an appeal before the National Tax Courts (if necessary), as well as the Company's Board of Directors and Management, believe that its position will result in a favorable decision for the Company from the tax authorities or in the tax courts.

NOTE 12 - TRANSACTIONS AND AGREEMENTS EXECUTED

a) The following transactions related to Company's trademarks occurred in 2005:

   o  Assignment of trademark Casancrem to Danone Argentina S.A. -except for certain similarly named products already being sold by Mastellone Hermanos
      Sociedad Anonima (or the Company) that will continue to be sold by the
      Company- at a price of US$1,000,000 (collected in cash).

   o  Assignment of trademark SER (already shared for certain products) to
      Danone Argentina S.A., for certain new products (not currently sold by the
      Company or Danone Argentina) at a price of US$500,000 (collected in cash).

                                      F-50

   o  A license for 30 years of trademark Casanto-Casancrem to Danone Argentina
      S.A. (for products not produced by the Company) for a price of US$500,000
      (collected in cash).

   o  Other agreements that regulate the use of trademarks SER and Casancrem that the Company and Danone Argentina S.A. are and will continue to share.

   o  Agreement with Danone Argentina S.A. ratifying a previous agreement signed in 1999 for the assignment of trademark SER for waters, redefining the scope and terms of such agreement.

   The entire cash consideration totaling US$1,500,000 related to the assignments of the trademarks was credited to income in 2005 (since those trademarks do not have a carrying value). The cash consideration of
   US$500,000 received related to the licensing of a trademark for 30 years was recorded as a deferred income and will be recognized in income over the entire term of the agreement.

b) On February 23, 2005, Frigorifico Rydhans S.A. entered into an agreement with a third party for the management of one of its production lines for a period of five years, beginning upon the commencement of the operations of the new production line. For this line of production, performance of purchases policies, identification of markets and customers, determination of credit risks and the operating management will be in charge of a third party while control and certain final decisions will remain with Frigorifico Rydhans S.A.
   This project involves the line of cuts of bovine meat for sale in the domestic market and abroad. The compensation consists of a fixed monthly fee plus variable fees, in accordance with an agreed scale. Frigorifico Rydhans
   S.A. has started developing transactions relating to the new activity since second quarter of 2005.

NOTE 13 - SEGMENT INFORMATION

The reporting operating segment information is based on the way that financial information prepared by the Company is organized for senior management in making operating decisions, evaluating performance and allocating resources. The comparative information on prior years on the same basis of segmentation is also presented.

The Company also prepares, for internal reporting purposes, limited financial information (primarily net sales) based on its different markets, including domestic and foreign.

                                      F-51

A) PRIMARY SEGMENTS: BUSINESS LINES

--------------------------------------------------------------------------------------------------------
                             AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------------------------------
                                                                        BUSINESS LINES
                                                         DAIRY      MEAT     OLIVE     OTHER     TOTAL
                                                       -------------------------------------------------

Net sales to external customers                        1,575,388   20,937       660    2,218   1,599,203
Net intersegment sales                                       458      492     5,704                6,654
Interest income                                            5,066                                   5,066
Interest expense                                         (53,056)      (3)      (57)             (53,116)
Income tax loss                                               (3)                        (39)        (42)
Extraordinary item                                        37,793                                  37,793
Net income (loss) for the year                           (31,144)    (437)   (1,721)      42     (33,260)
Assets allocated to the business lines                 1,497,206   12,957    77,108    1,023   1,588,294
Liabilities allocated to the business lines              886,089    3,315       987      402     890,793
Additions to property, plant and equipment                29,437      864       168       42      30,511
Additions to plantations in progress                                          5,129                5,129
Depreciation of property, plant and equipment             97,671      329       293      207      98,500
Amortization of intangible assets                             37                                      37
Amortization of other investments                            353                                     353
Charges not representing uses of cash (except
    amortization and depreciation, net of reversals)      21,749     (232)       94      406      22,017
Net domestic sales                                     1,390,974   18,913       660    2,218   1,412,765
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                             AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------------------------------
                                                                        BUSINESS LINES
                                                         DAIRY      MEAT     OLIVE     OTHER     TOTAL
                                                       -------------------------------------------------

Net sales to external customers                        1,373,747    8,652       989    2,002   1,385,390
Net intersegment sales                                       309      451       166       57         983
Interest income                                            2,353                                   2,353
Interest expense                                        (117,509)     (68)      (79)            (117,656)
Income tax loss                                               (4)              (182)     (93)       (279)
Extraordinary item                                       509,961                                 509,961
Net income (loss) for the year                           329,520   (2,364)   (2,275)     814     325,695
Assets allocated to the business lines                 1,508,076    8,574    73,673    1,783   1,592,106
Liabilities allocated to the business lines              904,779    3,542       407      262     908,990
Additions to property, plant and equipment                24,389              1,252       53      25,694
Additions to plantations in progress                                          2,380                2,380
Depreciation of property, plant and equipment            102,680      326       204       51     103,261
Amortization of intangible assets                             82                                      82
Amortization of goodwill                                   3,858                                   3,858
Amortization of other investments                            336                                     336
Charges not representing uses of cash (except
    amortization and depreciation)                        19,498      746       275               20,519
Net domestic sales                                     1,105,611    8,652       989    2,002   1,117,254
--------------------------------------------------------------------------------------------------------

                                      F-52

--------------------------------------------------------------------------------------------------------
                             AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------
                                                                        BUSINESS LINES
                                                         DAIRY      MEAT     OLIVE     OTHER     TOTAL
                                                       -------------------------------------------------

Net sales to external customers                        1,123,954    6,145              2,042   1,132,141
Net intersegment sales                                        77                                      77
Interest income                                            7,691        3        70                7,764
Interest expense                                        (123,699)     (45)                      (123,744)
Income tax result                                             (1)               182                  181
Net (loss) income for the year                          (182,899)  (2,668)     (868)     790    (185,645)
Assets allocated to the business lines                 1,785,113    8,831    68,186    1,070   1,863,200
Liabilities allocated to the business lines            1,497,853    1,524     1,749      296   1,501,422
Additions to property, plant and equipment                12,797        1     4,477       82      17,357
Additions to plantations in progress                                          1,858                1,858
Additions to intangible assets                               150                                     150
Depreciation of property, plant and equipment            108,520      438                  6     108,964
Amortization of intangible assets                             63        2                             65
Amortization of goodwill                                   4,077                                   4,077
Amortization of other investments                            337                                     337
Charges not representing uses of cash (except
    amortization and depreciation)                        21,138      980                         22,118
Net domestic sales                                     1,003,573    6,145              2,042   1,011,760
--------------------------------------------------------------------------------------------------------

B) SECONDARY SEGMENTS: GEOGRAPHIC DIVISION (CLIENT BASED)

--------------------------------------------------------------------------------
      INFORMATION ON NET SALES               GEOGRAPHIC DIVISION (CLIENT BASED)
                                           -------------------------------------
                                           DOMESTIC
                                            MARKET       EXPORTS        TOTAL
--------------------------------------------------------------------------------
For the year ended December 31, 2005       1,412,765     186,438      1,599,203

For the year ended December 31, 2004       1,117,254     268,136      1,385,390

For the year ended December 31, 2003       1,011,760     120,381      1,132,141
--------------------------------------------------------------------------------

                                      F-53

NOTE 14 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN ARGENTINA ("ARGENTINE GAAP") AND GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES IN THE UNITED STATES ("U.S. GAAP")

The consolidated financial statements have been prepared in accordance with
Argentine GAAP, which differ in certain respects from U.S. GAAP as follows:

1.    PROPERTY, PLANT AND EQUIPMENT

      i.    Foreign Exchange Gains or Losses. As more fully discussed in Note 3
            e) 3), foreign exchange gains or losses generated from January 6,
            2002 to July 27, 2003 on non-Argentine peso denominated direct or indirect obligations related to the acquisitions, construction or installation of property, plant and equipment, were included as part of the historical cost of such assets, net of the effect of restating the historical cost to reflect the effects of inflation.
            The inclusion of foreign exchange gains or losses as part of the historical cost of property, plant and equipment is not allowed under U.S. GAAP, which requires that foreign exchange gains or losses are to be immediately credited or charged to income.

      ii.   Technical Revaluation. The Company's property, plant and equipment are carried under Argentine GAAP at their historical cost restated
            for the effects of inflation. The Company recognized as addition to historical cost, in 1986, as allowed under Argentine GAAP, a revaluation increase of about 89 million based on technical appraisals performed by independent parties. The net revaluation increase (that is, the excess of the net appraised value over the carrying value of the property, plant and equipment) was included in the technical reserve account (a component of shareholders' equity).
            The revaluation increase (as adjusted for the effects of inflation)
            is also depreciated with the depreciation expense on the revaluation increase charged to the technical reserve account. The remaining balance of the technical reserve account was off-set against cumulative losses in April 2002 and, thereafter, the depreciation expense on the revaluation increase was charged to income. Under
            U.S. GAAP, revaluation of property, plant and equipment is not permitted.

      iii.  Impairment - The Company acquired a property in 2002 that it planned to use as facility for the production of cheese (the "Cheese
            Facility"). The Company began construction of the Cheese Facility in
            February 2002 but had to temporarily halt the construction in
            October 2002 because of an adverse change in the business climate in
            Argentina that it expected to result in lower demand for cheese products. Subsequently, in 2003, the Company considered the permanent discontinuance of the construction of the Cheese Facility and explored other options to recover its investment (including its sale or disposal).

            The Company and Calyon (successor of Credit Lyonnais S.A) agreed on
            June 4, 2004 to re-finance the loan secured by the Cheese Facility.
            In connection with such re-financing, the Company agreed with Calyon to attempt to sell the Cheese Facility for a floor price of US$4.5 million with the proceeds from the

                                      F-54

            sale used to settle a portion of the re-financed loan. The Company, under Argentine GAAP, recognized an impairment loss on the Cheese
            Facility at the time of the closing of re-financing agreement (the
            "Agreement"). The impairment loss was based on the excess of the carrying value of the Cheese Facility over the floor price indicated
            in the Agreement since the Company believed that such floor price approximated the fair value of the Cheese Facility.

            Under U.S. GAAP, the Cheese Facility was tested for recoverability in 2003 as a result of the continued deterioration of the business climate in Argentina and the decision to discontinue the
            construction of the Cheese Facility. The Company recognized an impairment loss of 20,784 in 2003 for the excess of the carrying value of the Cheese Facility over its fair value since the undiscounted cash flows expected to result from the use and eventual disposition of the Cheese Facility exceeded its carrying amount.

2.    GOODWILL - The Company acquired: (a) 100% equity interest in Leitesol
      Industria y Comercio S.A. ("LIC") in 1998 and recognized goodwill of
      34,948; (b) 100% equity interest in Cabana Los Charas S.A. ("CLC") in 2000 and recognized goodwill of 2,508; (c) 84% equity interest in Mastellone
      San Luis S.A. ("MSL") in 1999 and recognized goodwill of 48,473; (d) an additional 1.4% equity interest in MSL in 2003 and recognized goodwill of
      1,300 (the "additional MSL goodwill") and (e) in January 2004, the Company acquired an additional 5.95% equity interest in MSL and recognized a negative goodwill of 1,958. The LIC and MSL goodwill are different under
      U.S. GAAP because of the effect of deferred taxation. Deferred taxes were not considered in accounting for business combinations under the Argentine
      GAAP applicable in 1998 and 1999. Thus, under U.S. GAAP, goodwill recognized on the LIC acquisition was 32,695, on the CLC acquisition was
      2,508 and on the MSL acquisition was 46,104.

      i.    Amortization of Goodwill. Goodwill was amortized over its estimated useful life ranging from 8 years to 13 years under both Argentine
            GAAP and U.S. GAAP prior to 2002. Under U.S. GAAP, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.
            142, `Goodwill and Other Intangible Assets', on January 1, 2002 and,
            at that time, ceased amortizing goodwill.

      ii.   Goodwill Impairment

            An impairment loss on goodwill might be determined under Argentine
            GAAP applicable as of December 31, 2002 based on current and expected future profitability of a legal entity from which acquisition the goodwill arose. The Company recognized, in 2002, impairment losses of 1,922 on the CLC goodwill and 13,821 on the LIC goodwill since CLC and LIC were not currently profitable and the
            Company believed that their return to future profitability was not currently determinable. The Company did not recognize an impairment loss on the MSL goodwill in 2002 since MSL was profitable and the
            Company believed that it would continue to be profitable.

                                      F-55

            Effective in 2003, Argentine GAAP allows goodwill impairment testing to be made at a level higher than the legal entities (such as an operating segment) and requires goodwill to be tested for impairment together with property, plant and equipment (the "PPE"). The new accounting standard requires goodwill and PPE to be tested for impairment using a two-step process. The first step is the comparison of the undiscounted cash flows for a period equivalent to the remaining useful life of an operating segment with the carrying value of the goodwill and PPE. The second step, which is performed only if the undiscounted cash flows for a period equivalent to the remaining useful life of an operating segment is less than the total carrying value of the goodwill and PPE, is the comparison of the total carrying value of the goodwill and PPE with the total fair value of the PPE and goodwill. An impairment loss is recognized for the excess of the total carrying value of the goodwill and PPE over the total fair value of the goodwill and PPE. The Company did not recognize any impairment loss on the additional MSL goodwill in
            2003.

            As of December 31, 2004, under Argentine GAAP, the projected cash flows prepared for the cheese maturing activity (developed by MSL)
            that was considered separately from the general dairy business, did not support the accounting value of the goodwill, which was fully written off and charged to income as an extraordinary item in the amount of 28,754. The separate analysis of the two activities
            (general dairy business and cheese maturing) was carried out as an approach to considering the minimum level of cash generating activities. Due to the recurrent losses generated by LIC, the residual value of the goodwill corresponding to this company was also fully written off through a charge to extraordinary items
            (464).

            SFAS No. 142 requires an evaluation of goodwill for impairment at a reporting unit level upon adoption, annually thereafter, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Under U.S. GAAP, the fair value of a reporting unit is measured based on management's best estimates of future discounted cash flows. Each reporting unit's discounted cash flow analysis used a discount rate that corresponded to the reporting unit's estimated cost of capital, which was consistent with that used for investment decisions and took into account the specific risks associated with the reporting unit and the general risk of the economic environment in which it operates.
            Certain other key assumptions utilized, including changes in revenue, product cost and operating expenses, were based on estimates related to the reporting unit's initiatives. Such assumptions were also consistent with those utilized in the reporting unit's annual planning processes. As required under SFAS
            No. 142, the Company performed transitional impairment test on the goodwill on each of its reporting units upon adoption of SFAS No.
            142 on January 1, 2002. The impairment loss amounting to 2,173 recognized under Argentine GAAP on the CLC goodwill was the same under SFAS No. 142, while the impairment loss recognized on the LIC goodwill under SFAS No. 142 amounted to 12,261.

                                      F-56

            The Company also recognized, upon its adoption of SFAS No. 142 on
            January 1, 2002, an impairment loss of 38,518 on the entire carrying amount as of December 31, 2001 of the goodwill related the 1999 acquisition of MSL. The impairment losses on CLC goodwill, LIC goodwill and the MSL goodwill totaling to 52,952 was recognized as cumulative effect of a change in accounting principle under U.S.
            GAAP in 2002. An impairment loss was recognized for the entire amount of the additional MSL goodwill in 2003 under SFAS No. 142 since management's estimate of the implied value of goodwill was zero.

      iii.  Negative goodwill allocated to property, plant and equipment - As explained below, in January 2004, the Company acquired an additional
            5.95% equity interest in MSL. The negative goodwill was accounted for under Argentine GAAP as a reduction of the carrying amounts of the goodwill that arose from previous acquisitions of equity interests in MSL. Under US GAAP, the excess of the fair value of assets acquired and liabilities assumed over the purchase price related to the acquisition of the 5.95% equity interest in MSL was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain assets acquired primarily
            "property, plant and equipment".

3.    INVENTORIES

      i.    Replacement Cost under Argentine GAAP versus Lower of Cost or Market under U.S. GAAP. Replacement cost under Argentine GAAP is
            determined, in part, by valuing imported material costs (primarily packaging materials) at their exchange rates prevailing at the balance sheet dates. Thus, replacement cost under Argentine GAAP differed from historical cost (or market, if lower) under U.S. GAAP to the extent that exchange rates when the packaging materials were actually purchased differed from the exchange rates prevailing at the balance sheet dates. Replacement cost under Argentine GAAP exceeded historical cost under U.S. GAAP as of December 31, 2005,
            2004 and 2003 by 10,432, 15,201 and 16,973, respectively.

      ii.   Net Realizable Value under Argentine GAAP versus Lower of Cost or
            Market under U.S. GAAP. Certain finished good inventories, primarily high turnover products such as fluid milk and cream, through
            December 31, 2002, were carried at net realizable value under
            Argentine GAAP; which is net selling price less direct selling expenses. Net realizable value under Argentine GAAP exceeded historical cost (or market, if lower) under U.S. GAAP as of December
            31, 2002 by 678.

4.    RESTRUCTURING AND EXTINGUISHMENT OF FINANCIAL DEBTS

      i.    Restructuring of secured loan with Calyon (see Note 1 b)

            a.    Under Argentine GAAP, total amount of the gain related with the waiver of unpaid interest arising from this restructuring was recorded. Under U.S. GAAP, SFAS No. 15 establishes that if the total future cash payments specified by the new terms of a payable, including both payments

                                      F-57

                  designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and
                  shall recognize a gain on restructuring of payables equal to the amount of the reduction. As total future payments are less than the carrying amount of the loan, a gain was recorded
                  under U.S. GAAP in 2004 (5,145).

                  Extinguishment of Debt:

                  Calyon, on December 20, 2005, accepted payment of US$
                  3,500,000 (Ps 10,612) for a portion of the loan with principal amount of US$ 4,375,000 (Ps 13,265) or at 80% of the principal amount. The principal of such portion of the loan was Ps
                  13,265 under Argentine GAAP while its carrying amount was Ps
                  14,311 under U.S. GAAP. The gain recognized under Argentine
                  GAAP on the settlement of the portion of the loan of Ps 2,653 was reversed under U.S. GAAP. A gain of Ps 3,699, representing the difference between the carrying amount of the portion of the loan extinguished and the amount paid, was recognized
                  under U.S. GAAP.

            b.    Interest expense on restructured debts continues to be
                  recognized under Argentine GAAP based on the terms under the restructuring agreement. Under U.S. GAAP, no interest expense is recognized on restructured debts for any period between the date of restructuring and maturity of the debts and,
                  consequently, post restructuring interests accrued under
                  Argentine GAAP were reversed under U.S. GAAP.

      ii.   Restructuring and extinguishment of unsecured debts (see Note 1 c)
            1., 2. and 3.)

            The accounting for debt restructuring under Argentine GAAP is more fully discussed in Note 1 d).

            Under Argentine GAAP, total amount of:

            a.    The gain related to the waiver of interest arisen from the restructuring celebrated on October 22, 2004,

            b.    the gain arising from the cash tender, and

            c.    the profit arising from the recognition of the fair value of the new debt were recorded in 2004. Such amounts were reversed for U.S. GAAP purposes. Under U.S. GAAP, SFAS 15 establishes that if the total future cash payments specified by the new terms of a payable, including both payments designated as
                  interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction.

                                      F-58

            d.    As total future payments are less than the carrying amount of the payable, a gain was recorded under U.S. GAAP in 2004.

                  The Company, on December 16, 2005, paid US$ 1,932,000 (Ps
                  5,858) for New Senior Notes due 2012 with principal amount of
                  US$ 2,300,000 (Ps6,974). The principal amount of such New
                  Senior Notes due 2012 was Ps6,974 under Argentine GAAP while its carrying amount was Ps10,501 under U.S. GAAP. The gain of
                  Ps1,116, representing the difference between amount paid and carrying amount of the principal of such New Senior Notes due
                  2012 recognized under Argentine GAAP, was reversed under U.S.
                  GAAP. A gain of Ps4,643, representing the difference between the carrying amount of such New Senior Notes due 2012 and the amount paid, was recognized under U.S. GAAP.

            e.    Interest expense on restructured unsecured debts continues to be recognized under Argentine GAAP based on the terms under the restructuring agreement. Under U.S. GAAP, no interest
                  expense is recognized for any period between the date of the restructuring and maturity of the restructured unsecured debts and, consequently, post restructuring interests accrued under
                  Argentine GAAP were reversed under U.S. GAAP.

      iii.  Restructuring of Senior Notes due 2008 (exchanged for New Senior
            Notes due 2012). (see Note 1. c) 1.)

            The accounting for debt restructuring under Argentine GAAP is more fully discussed in Note 1 d).

            a.    The gain recognized under Argentine GAAP of Ps7,031
                  representing the unpaid interest waived pursuant to the
                  restructuring agreement entered into on June 23, 2005 was
                  reversed under U.S. GAAP.

                  No gain was recognized under U.S. GAAP pursuant to the
                  guidance in SFAS No. 15 since the total future cash payments specified under the restructuring agreement (including both payments designated as interest and those designated as face amount) are higher than the carrying amount of the Senior
                  Notes due 2008 (including unpaid interest thereon).

            b.    Interest expense on the New Senior Notes due 2012 under U.S.
                  GAAP is computed in a way that a constant effective interest rate is applied to the carrying amount of the New Senior Notes due 2012 at the beginning of each period between the date of the restructuring and maturity date. The new effective
                  interest rate is the discount rate that equates to the present value of the total future cash payments specified under the
                  New Senior Notes due 2012 with the carrying amount of the
                  Senior Notes due 2008 at the date of the restructuring.

                                      F-59

            c.    The interest expense on the New Senior Notes due 2012, which continues to be recognized under Argentine GAAP based on the terms under the restructuring agreement, was reversed under
                  U.S. GAAP. The interest expense under U.S. GAAP is recognized as explained in (b.) above.

            The accounting for loans or long-term debts under Argentine GAAP are more fully discussed in Note 3 e) 11) and in Note 1 d).

            d.    The adjustment recognized under Argentine GAAP representing the difference between the carrying amount of the Senior Notes due 2008 (principal only) of Ps16,342 and its fair value of
                  Ps13,668 was reversed under U.S. GAAP.

      iv.   Renegotiation of the previously restructured New Collateralized
            Floating Rate Debt with Compagnie Gervais Danone (see Note 1 c) 2.)

            The accounting for debt restructuring under Argentine GAAP is more fully discussed in Note 1 d).

            a.    The gain recognized under Argentine GAAP of Ps 41,179
                  (US$14,131,433) representing the principal of the debt that was waived under the restructuring agreement entered into on
                  February 8, 2005 was reversed under U.S. GAAP.

            b.    A gain of Ps 36,345 was recognized under U.S. GAAP pursuant to the guidance in SFAS No. 15, representing the excess of the carrying amount of the debt being restructured over the total future cash payments specified under the restructuring
                  agreement (including both payments designated as interest and those designated as face amount).

            c.    Interest expense on restructured debts continues to be
                  recognized under Argentine GAAP based on the terms under the restructuring agreement. Under U.S. GAAP, no interest expense is recognized on restructured debts for any period between the date of the restructuring and maturity of the debts and,
                  consequently, post restructuring interests accrued under
                  Argentine GAAP were reversed under U.S. GAAP.

            The accounting for loans or long-term debts under Argentine GAAP are more fully discussed in Note 3 e) 11) and in Note 1 d).

            d.    The gain recognized under Argentine GAAP of Ps 8,510
                  representing the difference between the principal amount of the debt of Ps 45,480 and its fair value of Ps 36,970 was
                  reversed under U.S. GAAP.

      v.    Waiver of unpaid interest on non-restructured Senior Notes due 2008.
            Under Argentine GAAP, the gain amounting to 1,323 related to the waiver of unpaid interest on a portion of the non-restructured
            Senior Notes due 2008 paid by the Company on February 4, 2005 (see
            Note 1 c) 1.) was recorded as of December 31, 2004. The payment of such non-restructured Senior Notes due 2008 was accounted for under
            U.S. GAAP as an extinguishment of debt pursuant to the guidance under SFAS No. 140. Accordingly, the non-restructured Senior

                                      F-60

            Notes due 2008 were derecognized and a gain on extinguishment of debt was recognized in February 2005.

      vi.   Direct Costs Incurred to Effect Debt Restructurings. The Company
            incurred certain costs directly related to the restructuring or refinancing of its debts. Under U.S. GAAP, the restructuring of a portion of the Company's debt completed in 1998 and 2003 and the restructuring of the majority of its unsecured debts that was completed in 2004 were considered troubled debt restructurings under
            SFAS No. 15, `Accounting by Debtors and Creditors for Troubled Debt
            Restructurings'. Accordingly, all costs incurred directly related the foregoing restructurings were included in expense for the period incurred, under U.S. GAAP. Under Argentine GAAP, and up to December
            31, 2002, all direct costs incurred to effect debt restructurings were deferred and amortized on a straight-line basis over the term of the restructured debt. Effective January 1, 2003, all direct costs incurred to effect debt restructurings are deferred up to the date when the restructuring is completed, and at that date, they are expensed together with the recognition of other effects on net income (such as income recognized on accrued interest expense waived). Any unamortized direct costs existing as of December 31,
            2002, incurred to effect 1998 debt restructuring were, under the new standards, charged to income in 2003.

5.    ORGANIZATION COSTS - Costs totalling to 222 incurred in 1997 and 1998 by
      Carnes Puntanas (a wholly-owned consolidated subsidiary that merged with
      Mastellone San Luis S.A., another consolidated subsidiary, in 2001)
      related to its incorporation (commonly referred to as "organization costs") were deferred and amortized over five years (up to 2004) under
      Argentine GAAP. Such costs are expensed as incurred under U.S. GAAP.

6.    EXTRAORDINARY ITEM - The Company presented as extraordinary item in the consolidated statements of operations under Argentine GAAP for the fiscal years ended December 31, 2005 and 2004 the gain on restructuring and renegotiation of debt, and the write-down or impairment losses on assets
      (including goodwill) for the fiscal year ended December 31, 2004. Under
      U.S. GAAP, an event or transaction is presumed to be an ordinary and usual activity of an entity, the effects of which should be included in income from operations, unless the evidence clearly supports its classification as an extraordinary item. Thus, under U.S. GAAP, the Company believed that write-down or impairment losses on assets and gain on restructuring and renegotiation of debt are considered usual in nature since they are expected to recur as a consequence of customary and continuing business activities.

7.    INCOME TAXES - The differences in Argentine GAAP and U.S. GAAP described in Item 1 to Item 5 above had no significant impact on current income tax expenses for all periods and had no significant impact on net deferred tax assets of the Company as of December 31, 2005, 2004 and 2003.

The table below presents the reconciliation of net (loss) income and shareholders' equity under Argentine GAAP as reported in the accompanying consolidated financial

                                      F-61

statements to net loss and shareholders' equity amounts determined under U.S.
GAAP giving effect to the differences set out above. Argentine GAAP, as more fully discussed in Note 3 c), restated the accompanying consolidated financial statements to recognize the effects of inflation for the period from January
2002 through February 2003. The table below, as permitted under Item 17 of Form
20-F, did not include in the reconciliation the effects of inflation on U.S.
GAAP net loss/income and shareholders' equity except to the effect of inflation where the carrying amounts of assets and liabilities under Argentine GAAP differed from U.S. GAAP.

                                      F-62

                                                                              2005            2004            2003
                                                                          ------------    ------------    ------------

Net (loss) income as reported under Argentine GAAP                             (33,260)        325,695        (185,645)
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange gains and losses
         a.  Amounts of foreign exchange gains and losses                         (214)          2,553         154,924
         b.  Depreciation expense related to foreign exchange
             gains and losses                                                    8,879           8,739           1,182
    ii.  Technical revaluation - depreciation expense on
         revaluation increase                                                    3,007           3,286           6,185
    iii. Impairment loss                                                                        20,784         (20,784)
2.  Goodwill
    i.   Amortization                                                                            3,858           4,077
    ii.  Impairment loss                                                                        31,176          (1,300)
    iii. Negative goodwill allocated to property, plant and equipment
         a.  Original value                                                                     (1,958)
         b.  Depreciation expense                                                   52              52
3.  Inventories
    i.   Difference between replacement cost under Argentine
         GAAP and lower of cost or market under U.S. GAAP.                       4,769           1,772           2,451
    ii.  Difference between net realizable value under Argentine
         GAAP versus lower of cost or market under U.S. GAAP.                                                      678
4.  Restructuring and extinguishment of financial debts
    i. Restructuring of secured loan with Calyon
         a.  Debt restructuring adjustment under U.S. GAAP                       1,046          (5,145)
         b.  Reversal of post-restructuring accrued interests
             under Argentine GAAP                                                1,442             739
    ii.  Restructuring and extinguishment of unsecured debts
         a.  Waiver of unpaid interests                                                       (327,386)
         b.  Gain arising from the cash tender                                                (100,709)
         c.  Adjustment to record the fair value of the
             unsecured debts                                                    35,546        (145,475)
         d.  Gain on the debt restructuring under U.S. GAAP                      3,527          68,866
         e.  Reversal of post-restructuring accrued
             interests under Argentine GAAP                                     47,921          11,835
    iii. Restructuring of Senior Notes due 2008 (exchanged for
         New Senior Notes due 2012)
         a.  Waiver of unpaid interests                                         (7,031)
         b.  Accrual of interest under U.S. GAAP                                  (120)
         c.  Reversal of post-restructuring accrued
             interests under Argentine GAAP                                        635
         d.  Adjustment to record the New Senior Notes due
             2012 at fair value                                                 (2,674)
    iv.  Renegotiation of the previously restructured New
         Collateralized Floating Rate Debt with Compagnie
         Gervais Danone
         a.  Waiver of a portion of the principal                              (41,179)
         b.  Gain on the debt restructuring under U.S. GAAP                     36,345
         c.  Reversal of post-restructuring accrued interests
             under Argentine GAAP                                                3,275
         d.  Adjustment to record the New Collateralized
             Floating Rate Debt at fair value                                   (8,510)
    v.   Waiver of unpaid interest on Senior Notes due 2008                      1,323          (1,323)
    vi.  Direct costs incurred to effect debt restructurings                                     6,993          (3,188)
5.  Amortization of organization costs, net of minority
    interest                                                                                        44              38
                                                                          ------------    ------------    ------------
NET INCOME (LOSS) UNDER U.S. GAAP (IN ARGENTINE PESOS)                          54,779         (95,604)        (41,382)
                                                                          ============    ============    ============

NET INCOME (LOSS) PER SHARE UNDER U.S. GAAP                                       0.12           (0.23)          (0.10)
                                                                          ============    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES                                              457,547         409,902         409,902
                                                                          ============    ============    ============

                                      S-63

The consolidated condensed statements of operations for the years ended December
31, 2005, 2004 and 2003 under U.S. GAAP are as follows:

                                                                              2005            2004            2003
                                                                          ------------    ------------    ------------

Net sales                                                                    1,599,203       1,385,390       1,132,141
Cost and expenses                                                           (1,601,426)     (1,443,477)     (1,200,894)
Other income (expenses), net                                                    57,045         (37,232)         27,277
Income tax                                                                         (42)           (279)            181
Minority interest                                                                   (1)             (6)            (87)
                                                                          ------------    ------------    ------------
       NET INCOME (LOSS)                                                        54,779         (95,604)        (41,382)
                                                                          ============    ============    ============

                                                                              2005            2004            2003
                                                                          ------------    ------------    ------------
Shareholders' equity as reported under Argentine GAAP                          697,500         683,115         357,420
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange gains and losses
         a.  Amounts of foreign exchange gains and losses                     (163,670)       (163,456)       (166,012)
         b.  Accumulated depreciation related to foreign
             exchange gains and losses                                          35,497          26,618          17,879
    ii.  Technical revaluation
         a.  Revaluation increase                                              (48,380)        (48,380)        (48,380)
         b.  Accumulated depreciation on revaluation increase                   33,296          30,289          27,003
    iii. Impairment loss                                                                                       (20,784)
2.  Goodwill
    i     Accumulated amortization                                                                               3,475
    ii.  Impairment                                                                                            (38,509)
    iii. Negative goodwill allocated to property, plant and equipment
         a.  Original value                                                     (1,958)         (1,958)
         b.  Accumulated depreciation                                              104              52
3.  Inventories
    Difference between replacement cost under Argentine
    GAAP and lower of cost or market under U.S. GAAP                           (10,432)        (15,201)        (16,973)
4.  Restructuring and extinguishment of financial debts
    i.   Restructuring of secured loan with Calyon
         a.  Debt restructuring adjustment under U.S. GAAP                      (4,099)         (5,145)
         b.  Reversal of post-restructuring accrued
             interests under Argentine GAAP                                      2,181             739
    ii.  Restructuring and extinguishment of unsecured debts
         a.  Waiver of unpaid interests                                       (327,386)       (327,386)
         b.  Gain arising from the cash tender                                (100,709)       (100,709)
         c.  Adjustment to record the fair value of the
             unsecured debts                                                  (109,929)       (145,475)
         d.  Gain on the debt restructuring under U.S. GAAP                     72,393          68,866
         e.  Reversal of post-restructuring accrued
             interests under Argentine GAAP                                     59,756          11,835
    iii. Restructuring of Senior Notes due 2008 (exchanged
         for New Senior Notes due 2012)
         a.  Waiver of unpaid interests                                         (7,031)
         b.  Accrual of interest under U.S. GAAP                                  (120)
         c.  Reversal of post-restructuring accrued interests under
             Argentine GAAP                                                        635
         d.  Adjustment to record the New Senior Notes due 2012
             at fair value                                                      (2,674)
    iv.  Renegotiation of the previously restructured New
         Collateralized Floating Rate Debt with Compagnie Gervais
         Danone
         a.  Waiver of a portion of the principal                              (41,179)
         b.  Gain on the debt restructuring under U.S. GAAP                     36,345
         c.  Reversal of post-restructuring accrued
             interests under Argentine GAAP                                      3,275
         d.  Adjustment to record the New Collateralized
             Floating Rate Debt at fair value                                   (8,510)
    v.   Waiver of unpaid interest on Senior Notes due 2008                                     (1,323)
    vi.  Direct costs incurred to effect debt restructurings                                                    (6,993)
5.  Unamortized organization costs                                                                                 (41)
                                                                          ------------    ------------    ------------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP (IN ARGENTINE PESOS)                      114,905          12,481         108,085
                                                                          ============    ============    ============

                                      F-64

The consolidated condensed balance sheets as of December 31, 2005, 2004 and 2003 under U.S. GAAP are as follows:

                                                                              2005            2004            2003
                                                                          ------------    ------------    ------------

 Current assets                                                                459,702         390,402         503,172
 Property, plant and equipment, net                                            888,332         947,784       1,074,282
 Other non-current assets                                                       84,717          81,884          36,478
                                                                          ------------    ------------    ------------
      TOTAL                                                                  1,432,751       1,420,070       1,613,932
                                                                          ============    ============    ============

 Current liabilities                                                           250,585         244,210         745,435
 Non-current liabilities                                                     1,067,260       1,163,378         756,061
 Minority interest                                                                   1               1           4,351
 Shareholders' equity                                                          114,905          12,481         108,085
                                                                          ------------    ------------    ------------
      TOTAL                                                                  1,432,751       1,420,070       1,613,932
                                                                          ============    ============    ============

The unrestructured debts were reclassified as current liabilities (in the
Argentine GAAP financial statements they are shown as non-current liabilities, except in 2004 for the portion of principal of a loan that was fully paid by the
Company after year-end which was also classified as current liabilities under
Argentine GAAP).

The consolidated condensed statements of shareholders' equity as of December 31,
2005, 2004 and 2003 under U.S. GAAP are as follows:

                                                                                     Retained
                                              Shareholders' contributions            earnings        Total
                                        -------------------------------------------------------
                                                       Additional
                                          Common         paid-in
                                        stock and      capital and
                                        adjustment     Irrevocable
                                        to common        capital                    Accumulated
                                          stock       contributions      Total        losses

BALANCE AS OF DECEMBER 31, 2002            900,665           44,456      945,121       (795,654)      149,467

Net loss                                                                                (41,382)      (41,382)
                                        ---------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2003            900,665           44,456      945,121       (837,036)      108,085
                                        =====================================================================

Net loss                                                                                (95,604)      (95,604)
                                        ---------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2004            900,665           44,456      945,121       (932,640)       12,481
                                        =====================================================================

Absorption of accumulated losses          (217,550)         (44,456)    (262,006)       262,006
Capitalization of shareholders'
  contributions                             47,645                        47,645                       47,645
Net income                                                                               54,779        54,779
                                        ---------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2005            730,760                       730,760       (615,855)      114,905
                                        =====================================================================

                                      F-65

The consolidated condensed statements of cash flows as of December 31, 2005,
2004 and 2003 under U.S. GAAP are as follows:

                                                                              2005            2004            2003
                                                                          ------------    ------------    ------------

Net cash provided by operating activities                                       28,245         104,022          55,243
Net cash used in investing activities                                          (31,293)        (21,808)        (10,841)
Net cash provided by (used in) financing activities                              7,596        (164,596)         (2,245)

Increase (decrease) in cash and cash equivalents                                 4.548         (82,382)         42,157
Cash and cash equivalents at beginning of year                                  76,229         158,611         116,454
                                                                          ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        80,777          76,229         158,611
                                                                          ============    ============    ============

Effects of reconciliation items on deferred tax assets and liabilities under
U.S. GAAP as of December 31, 2005, 2004 and 2003 are as follows:

                                                                              2005            2004            2003
                                                                          ------------    ------------    ------------

Deferred tax assets
 Tax loss carryforwards                                                        185,578         195,643         298,545
 Exchange differences deductible in future fiscal years                          9.141          18,282          27,423
 Inventories                                                                     1,909           4,533           3,664
 Allowances, accrual for litigation expenses and
   other non-deductible accruals                                                 9,283           9,162           8,330
 Trouble debt restructuring adjustment                                         107,078         123,130
 Other temporary differences                                                                       786             107
                                                                          ------------    ------------    ------------
                                                                               312,989         351,536         338,069
Valuation allowance                                                           (156,075)       (179,152)       (146,472)
                                                                          ------------    ------------    ------------
       SUBTOTAL                                                                156,914         172,384         191,597
Deferred tax liabilities
 Property, plant and equipment                                                (156,652)       (172,031)       (191,308)
 Other temporary differences                                                      (215)           (348)
                                                                          ------------    ------------    ------------
       SUBTOTAL                                                               (156,867)       (172,379)       (191,308)
                                                                          ------------    ------------    ------------
       TOTAL                                                                        47               5             289
                                                                          ============    ============    ============

NOTE 15 - GUARANTOR SUBSIDIARIES

Leitesol Industria e Comercio S.A. ("LIC"), Mastellone San Luis Sociedad Anonima
("MSL") and Promas Sociedad Anonima ("Promas") guarantee the new Senior Notes
(see Note 1). LIC is incorporated in Brazil and MSL and Promas are Argentine companies. LIC, MSL and Promas are wholly owned by Mastellone Hermanos Sociedad
Anonima as of December 31, 2005 and 2004 and the guarantees are full, unconditional joint and several. The condensed consolidated financial information of MHSA, LIC, combined MSL and Promas, and all other consolidated subsidiaries of MHSA is detailed below.

                                      F-66

Income statement for the year ended December 31, 2005:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Net sales                         1,505,660        116,996        124,527         23,700        (171,680)     1,599,203
Cost and expenses                (1,525,176)      (111,292)      (116,180)       (24,074)        172,184     (1,604,538)
Other income (expenses),
  net                                 8,621           (988)           605            (59)        (18,604)       (10,425)
Interests and other
  financial results                 (60,158)         1,827          2,377            749             (45)       (55,250)
Income tax                                                                           (42)                           (42)
Minority interest                                                                                     (1)            (1)
Extraordinary items                  37,793                                                                      37,793
                               ------------   ------------   ------------   ------------   -------------   ------------
  NET (LOSS) INCOME  FOR
    THE YEAR                        (33,260)         6,543         11,329            274         (18,146)       (33,260)
                               ============   ============   ============   ============   =============   ============

 Balance sheet as of December 31, 2005:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Current assets                      421,489         23,959         42,824          8,728         (37,298)       459,702
Non-current assets                1,151,195        140,936          6,564          8,322        (178,425)     1,128,592
                               ------------   ------------   ------------   ------------   -------------   ------------
     TOTAL                        1,572,684        164,895         49,388         17,050        (215,723)     1,588,294
                               ============   ============   ============   ============   =============   ============

Current liabilities                 238,480          8,933         29,945         14,007         (41,844)       249,521
Non-current liabilities             636,704            820          3,400            417             (69)       641,272
                               ------------   ------------   ------------   ------------   -------------   ------------
Total liabilities                   875,184          9,753         33,345         14,424         (41,913)       890,793
Minority interest                                                                                      1              1
Shareholders' equity                697,500        155,142         16,043          2,626        (173,811)       697,500
                               ------------   ------------   ------------   ------------   -------------   ------------
     TOTAL                        1,572,684        164,895         49,388         17,050        (215,723)     1,588,294
                               ============   ============   ============   ============   =============   ============

Cash flows for the year ended December 31, 2005:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Net cash provided by (used
  in) operating activities           79,826          4,647          1,562            129          (3,635)        82,529
Net cash (used in) provided
  by investing activities           (29,607)        (5,391)          (120)        (1,053)          4,878        (31,293)
Net cash (used in) provided
  by financing activities           (46,688)         4,653                         1,609          (6,262)       (46,688)
                               ------------   ------------   ------------   ------------   -------------   ------------

Increase (decrease) in cash
  and cash equivalents                3,531          3,909          1,442            685          (5,019)         4,548
Cash and cash equivalents at
  beginning of year                  72,139            798          1,678          1,614                         76,229
                               ------------   ------------   ------------   ------------   -------------   ------------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                        75,670          4,707          3,120          2,299          (5,019)        80,777
                               ============   ============   ============   ============   =============   ============

                                      F-67

Income statement for the year ended December 31, 2004:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Net sales                         1,336,425         93,202         76,477         11,234        (131,948)     1,385,390
Cost and expenses                (1,353,791)       (89,546)       (82,846)       (12,009)        132,717     (1,405,475)
Other income (expenses),
  net                               (24,359)        (3,722)            (2)          (562)          5,209        (23,436)
Interests and other
  financial results                (142,541)          (125)         1,862            337                       (140,467)
Income tax                                            (182)                          (97)                          (279)
Minority interest                                                                                      1              1
Extraordinary items                 509,961         (2,637)                                        2,637        509,961
                               ------------   ------------   ------------   ------------   -------------   ------------
  NET INCOME (LOSS) FOR
    THE YEAR                        325,695         (3,010)        (4,509)        (1,097)          8,616        325,695
                               ============   ============   ============   ============   =============   ============

 Balance sheet as of December 31, 2004:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Current assets                      373,407         18,020         26,295          4,369         (31,689)       390,402
Non-current assets                1,203,362        141,285          6,192          7,642        (156,777)     1,201,704
                               ------------   ------------   ------------   ------------   -------------   ------------
     TOTAL                        1,576,769        159,305         32,487         12,011        (188,466)     1,592,106
                               ============   ============   ============   ============   =============   ============

Current liabilities                 214,582         14,100         24,778          7,510         (36,228)       224,742
Non-current liabilities             679,072            588          3,443          2,055            (910)       684,248
                               ------------   ------------   ------------   ------------   -------------   ------------
Total liabilities                   893,654         14,688         28,221          9,565         (37,138)       908,990
Minority interest                                                                                      1              1
Shareholders' equity                683,115        144,617          4,266          2,446        (151,329)       683,115
                               ------------   ------------   ------------   ------------   -------------   ------------
     TOTAL                        1,576,769        159,305         32,487         12,011        (188,466)     1,592,106
                               ============   ============   ============   ============   =============   ============

Cash flows for the year ended December 31, 2004:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Net cash provided by (used
  in) operating activities          140,162         (7,449)          (198)        (1,501)         (2,829)       128,185
Net cash (used in) provided
  by investing activities           (30,730)        (3,698)           (37)         1,025          11,632        (21,808)
Net cash (used in) provided
  by financing activities          (188,759)        11,537                           970         (12,507)      (188,759)
                               ------------   ------------   ------------   ------------   -------------   ------------

(Decrease) increase in cash
  and cash equivalents              (79,327)           390           (235)           494          (3,704)       (82,382)
Cash and cash equivalents at
  beginning of year                 155,170            408          1,913          1,120                        158,611
                               ------------   ------------   ------------   ------------   -------------   ------------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                        75,843            798          1,678          1,614          (3,704)        76,229
                               ============   ============   ============   ============   =============   ============

                                      F-68

Income statement for the year ended December 31, 2003:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Net sales                         1,074,894        100,535         61,187          8,369        (112,844)     1,132,141
Cost and expenses                (1,113,765)      (102,645)       (63,087)        (8,737)        112,575     (1,175,659)
Other income (expenses),
  net                               (22,962)           (64)          (583)        (2,096)          1,881        (23,824)
Interests and other
  financial results                (123,812)         2,043          2,746            984            (359)      (118,398)
Income tax                                             182                            (1)                           181
Minority interest                                                                                    (86)           (86)
                               ------------   ------------   ------------   ------------   -------------   ------------
  NET (LOSS) INCOME FOR
    THE YEAR                       (185,645)            51            263         (1,481)          1,167       (185,645)
                               ============   ============   ============   ============   =============   ============

Balance sheet as of December 31, 2003:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Current assets                      510,293         11,774         21,463          3,644         (26,458)       520,716
Non-current assets                1,335,790        144,077          6,499          7,962        (151,844)     1,342,484
                               ------------   ------------   ------------   ------------   -------------   ------------
     TOTAL                        1,846,083        155,851         27,962         11,606        (178,302)     1,863,200
                               ============   ============   ============   ============   =============   ============

Current liabilities                 715,255         16,440         15,839          6,492         (29,431)       724,595
Non-current liabilities             773,408          3,321          3,261          2,054          (5,217)       776,827
                               ------------   ------------   ------------   ------------   -------------   ------------
Total liabilities                 1,488,663         19,761         19,100          8,546         (34,648)     1,501,422
Minority interest                                                                                  4,358          4,358
Shareholders' equity                357,420        136,090          8,862          3,060        (148,012)       357,420
                               ------------   ------------   ------------   ------------   -------------   ------------
     TOTAL                        1,846,083        155,851         27,962         11,606        (178,302)     1,863,200
                               ============   ============   ============   ============   =============   ============

Cash flows for the year ended December 31, 2003:

                                Mastellone
                                 Hermanos       Combined
                               S.A. (parent     MSL and                      All Other     Consolidation
                                 issuer)         Promas          LIC        Subsidiaries    adjustments       Total
                               ------------   ------------   ------------   ------------   -------------   ------------

Net cash provided by (used
  in) operating activities           59,207            (47)           312            162            (107)        59,527
Net cash (used in) provided
  by investing activities            (6,982)        (8,332)           606            (83)          3,950        (10,841)
Net cash (used in) provided
  by financing activities           (10,381)         3,265                           828            (241)        (6,529)
                               ------------   ------------   ------------   ------------   -------------   ------------

Increase (decrease) in cash
  and cash equivalents               41,844         (5,114)           918            907           3,602         42,157
Cash and cash equivalents at
  beginning of year                 113,326          5,522            995            213          (3,602)       116,454
                               ------------   ------------   ------------   ------------   -------------   ------------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                       155,170            408          1,913          1,120                        158,611
                               ============   ============   ============   ============   =============   ============

                                      F-69

The following summarizes the effect on net income and shareholders' equity of the differences between Argentine GAAP and U.S. GAAP. Please refer to Note 14 for a detailed description of reconciling items.

Income statement for the year ended December 31, 2005:

                                                     Mastellone
                                                      Hermanos
                                                        S.A.       Combined
                                                      (parent      MSL and                  All Other     Consolidation
                                                      issuer)       Promas        LIC      Subsidiaries    adjustments      Total
                                                     ----------   ----------   ---------   ------------   -------------   ---------

Net income (loss) as reported under                     (33,260)       6,543      11,329            274         (18,146)    (33,260)
Argentine GAAP
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange gains and losses
         a.  Amounts of foreign exchange gains
             and losses                                                 (214)                                                  (214)
         b.  Depreciation expense related to
             foreign exchange gains and losses            8,707          172                                                  8,879
    ii.  Technical revaluation
         Depreciation expense on revaluation
         increase                                         3,007                                                               3,007
2.  Goodwill
    Negative goodwill allocated to
    property, plant and equipment
    Depreciation expense                                     52                                                                  52
3.  Inventories
    Difference between replacement cost
    under Argentine GAAP and lower of cost
    or market under U.S. GAAP.                            4,737           32                                                  4,769
4.  Restructuring and extinguishment of
    financial debts
    i.   Restructuring of secured loan with Calyon
         a.  Debt restructuring adjustment
             under U.S. GAAP                              1,046                                                               1,046
         b.  Reversal of post-restructuring
             accrued interests under Argentine GAAP       1,442                                                               1,442
    ii.  Restructuring and extinguishment of
         unsecured debts
         c.  Adjustment to record the fair
             value of the unsecured debts                35,546                                                              35,546
         d.  Gain on the debt restructuring
             under U.S. GAAP                              3,527                                                               3,527
         e.  Reversal of post-restructuring
             accrued interests under Argentine GAAP      47,921                                                              47,921
    iii. Restructuring of Senior Notes due 2008
         (exchanged for New Senior Notes
         due 2012)
         a.  Waiver of unpaid interests                  (7,031)                                                             (7,031)
         b.  Accrual of interest under U.S. GAAP           (120)                                                               (120)
         c.  Reversal of post-restructuring
             accrued interests under Argentine GAAP         635                                                                 635
         d.  Adjustment to record the New
             Senior Notes due 2012 at fair value         (2,674)                                                             (2,674)
    iv.  Renegotiation of the previously
         restructured New Collateralized
         Floating Rate Debt with Compagnie
         Gervais Danone
         a.  Waiver of a portion of the  principal      (41,179)                                                            (41,179)
         b.  Gain on the debt restructuring
             under U.S. GAAP                             36,345                                                              36,345
         c.  Reversal of post-restructuring
             accrued interests under Argentine GAAP       3,275                                                               3,275
         d.  Adjustment to record the New
             Collateralized Floating Rate Debt
             at fair value                               (8,510)                                                             (8,510)
    v.   Waiver of unpaid interest on
         Senior Notes due 2008                            1,323                                                               1,323
                                                     ----------   ----------   ---------   ------------   ------------    ---------
NET GAIN (LOSS) UNDER U.S. GAAP (IN
ARGENTINE PESOS)                                         54,789        6,533      11,329            274         (18,146)     54,779
                                                     ==========   ==========   =========   ============   ============    =========

                                      F-70

Balance sheet as of December 31, 2005:

                                                     Mastellone
                                                      Hermanos
                                                        S.A.       Combined
                                                      (parent      MSL and                  All Other     Consolidation
                                                      issuer)       Promas        LIC      Subsidiaries    adjustments      Total
                                                     ----------   ----------   ---------   ------------   -------------   ---------

Shareholders' equity as reported under                  697,500      155,142      16,043          2,626        (173,811)    697,500
Argentine GAAP
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange gains and losses
         a.  Amounts of foreign exchange
             gains and losses                           161,430)      (2,240)                                              (163,670)
         b.  Accumulated depreciation related to
             foreign exchange gains and losses           34,861          636                                                 35,497
    ii.  Technical revaluation
         a.  Revaluation increase                       (48,380)                                                            (48,380)
         b   Accumulated depreciation on
             revaluation increase                        33,296                                                              33,296
2.  Goodwill
    iii. Negative goodwill allocated to property,
         plant and equipment
         a.  Original value                              (1,958)                                                             (1,958)
         b.  Accumulated depreciation                       104                                                                 104
3.  Inventories
    Difference between replacement cost
    under Argentine GAAP and lower of cost
    or market under U.S. GAAP                           (10,339)         (93)                                               (10,432)
4.  Restructuring and extinguishment of
    financial debts
    i.   Restructuring of secured loan with Calyon
         a.  Debt restructuring adjustment
             under U.S. GAAP                             (4,099)                                                             (4,099)
         b.  Reversal of post-restructuring
             accrued interests under Argentine GAAP       2,181                                                               2,181
    ii.  Restructuring and extinguishment of
         unsecured debts
         a.  Waiver of unpaid interests                (327,386)                                                           (327,386)
         b.  Gain arising from the cash tender         (100,709)                                                           (100,709)
         c.  Adjustment to record the fair
             value of the unsecured debts              (109,929)                                                           (109,929)
         d.  Gain on the debt restructuring
             under U.S. GAAP                             72,393                                                              72,393
         e.  Reversal of post-restructuring
             accrued interests under Argentine GAAP      59,756                                                              59,756
    iii. Restructuring of Senior Notes due 2008
         (exchanged for New Senior Notes due 2012)
         a.  Waiver of unpaid interests                  (7,031)                                                             (7,031)
         b.  Accrual of interest under U.S. GAAP           (120)                                                               (120)
         c.  Reversal of post-restructuring
             accrued interests under Argentine GAAP         635                                                                 635
         d.  Adjustment to record the New
             Senior Notes due 2012 at fair value         (2,674)                                                             (2,674)
    iv.  Renegotiation of the previously
         restructured New Collateralized
         Floating Rate Debt with Compagnie
         Gervais Danone
         a.  Waiver of a portion of the principal       (41,179)                                                            (41,179)
         b.  Gain on the debt restructuring
             under U.S. GAAP                             36,345                                                              36,345
         c.  Reversal of post-restructuring
             accrued interests under Argentine GAAP       3,275                                                               3,275
         d.  Adjustment to record the New
             Collateralized Floating Rate Debt
             at fair value                               (8,510)                                                             (8,510)
                                                     ----------   ----------   ---------   ------------   -------------   ---------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP (IN
ARGENTINE PESOS)                                        116,602      153,445      16,043          2,626        (173,811)     114,905
                                                     ==========   ==========   =========   ============   =============   =========

                                      F-71

Income statement for the year ended December 31, 2004:

                                                     Mastellone
                                                      Hermanos
                                                        S.A.       Combined
                                                      (parent      MSL and                  All Other     Consolidation
                                                      issuer)       Promas        LIC      Subsidiaries    adjustments      Total
                                                     ----------   ----------   ---------   ------------   -------------   ---------

Net income (loss) as reported under
Argentine GAAP                                          325,695       (3,010)     (4,509)       (1,097)           8,616     325,695
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange gains and
         losses
         a.  Amounts of foreign exchange
             gains and losses                             2,660         (107)                                                 2,553
         b.  Depreciation expense related
             to foreign exchange gains
             and losses                                   8,567          172                                                  8,739
    ii.  Technical revaluation
         Depreciation expense on
         revaluation increase                             3,286                                                               3,286
    iii. Impairment loss                                 20,784                                                              20,784
2. Goodwill
    i.   Amortization                                     3,858                                                               3,858
    ii.  Impairment loss                                 31,176                                                              31,176
    iii. Negative goodwill allocated
         to property, plant and equipment
         a.  Original value                              (1,958)                                                             (1,958)
         b.  Depreciation expense                            52                                                                  52
3.  Inventories
    i.   Difference between replacement cost under
         Argentine GAAP and lower of cost or market
         under U.S. GAAP.                                 1,833         (57)                                        (4)       1,772
4.  Restructuring of financial debts
    i.   Restructuring of secured loan with Calyon
         a.  Debt restructuring adjustment
             under U.S. GAAP                             (5,145)                                                             (5,145)
         b.  Reversal of post-restructuring
             accrued interests under Argentine GAAP         739                                                                 739
    ii.  Restructuring of unsecured debts
         a.  Waiver of unpaid interests                (327,386)                                                           (327,386)
         b.  Gain arising from the cash tender         (100,709)                                                           (100,709)
         c.  Adjustment to record the fair
             value of the unsecured debts              (145,475)                                                           (145,475)
         d.  Gain on the debt
             restructuring under U.S. GAAP               68,866                                                              68,866
         e.  Reversal of post-restructuring accrued
             interests under Argentine GAAP              11,835                                                              11,835
    v.   Waiver of unpaid interest on
         Senior Notes due 2008                           (1,323)                                                             (1,323)
    vi.  Direct costs incurred to effect
         debt restructurings                              6,993                                                               6,993
5.  Amortization of organization costs                                    47                                        (3)          44
                                                     ----------   ----------   ---------   ------------   -------------   ---------
NET (LOSS) GAIN UNDER U.S. GAAP (IN
ARGENTINE PESOS)                                        (95,652)      (2,955)     (4,509)        (1,097)          8,609     (95,604)
                                                     ==========   ==========   =========   ============   ============    =========

                                      F-72

Balance sheet as of December 31, 2004:

                                                     Mastellone
                                                      Hermanos
                                                        S.A.       Combined
                                                      (parent      MSL and                  All Other     Consolidation
                                                      issuer)       Promas        LIC      Subsidiaries    adjustments      Total
                                                     ----------   ----------   ---------   ------------   -------------   ---------

Shareholders' equity as reported under
Argentine GAAP                                          683,115      144,617       4,266          2,446        (151,329)    683,115
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange gains and losses
         a.  Amounts of foreign exchange
             gains and losses                          (161,430)      (2,026)                                              (163,456)
         b.  Accumulated depreciation related to
             foreign exchange gains and losses           26,154          464                                                 26,618
    ii.  Technical revaluation
         a.  Revaluation increase                      (48,380)                                                             (48,380)
         b   Accumulated depreciation on
             revaluation increase                        30,289                                                              30,289
2. Goodwill
    iii. Negative goodwill allocated to property,
         plant and equipment
         a.  Original value                              (1,958)                                                             (1,958)
         b.  Accumulated depreciation                        52                                                                  52
3.  Inventories
    Difference between replacement cost under
    Argentine GAAP and lower of cost or market
    under U.S. GAAP                                     (15,076)        (125)                                               (15,201)
4.  Restructuring of financial debts
    i.   Restructuring of secured loan with Calyon
         a.  Debt restructuring adjustment
             under U.S. GAAP                             (5,145)                                                             (5,145)
         b.  Reversal of post-restructuring
             accrued interests under
             Argentine GAAP                                 739                                                                 739
    ii.  Restructuring of unsecured debts
         a.  Waiver of unpaid interests                (327,386)                                                           (327,386)
         b.  Gain arising from the cash tender         (100,709)                                                           (100,709)
         c.  Adjustment to record the fair
             value of the unsecured debts              (145,475)                                                           (145,475)
         d.  Gain on the debt restructuring
             under U.S. GAAP                             68,866                                                              68,866
         e.  Reversal of post-restructuring
             accrued interests under
             Argentine GAAP                              11,835                                                              11,835
         v.  Waiver of unpaid interest on
             Senior Notes due 2008                       (1,323)                                                             (1,323)
                                                     ----------   ----------   ---------   ------------   -------------   ---------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP
(IN ARGENTINE PESOS)                                     14,168      142,930       4,266          2,446        (151,329)     12,481
                                                     ==========   ==========   =========   ============   ============    =========

                                      F-73

Income statement for the year ended December 31, 2003:

                                                     Mastellone
                                                      Hermanos
                                                        S.A.       Combined
                                                      (parent      MSL and                  All Other     Consolidation
                                                      issuer)       Promas        LIC      Subsidiaries    adjustments      Total
                                                     ----------   ----------   ---------   ------------   -------------   ---------

Net income (loss) as reported
under Argentine GAAP                                   (185,645)          51         263         (1,481)          1,167    (185,645)
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange
         gains and losses
         a.  Amounts of foreign exchange
             gains and losses                           153,027        1,897                                                154,924
         b.  Depreciation expense related to
             foreign exchange gains and losses            1,005          177                                                  1,182
    ii.  Technical revaluation
         Depreciation expense
         on revaluation increase                          6,185                                                               6,185
    iii. Impairment loss                                (20,784)                                                            (20,784)
2.  Goodwill
    i.   Amortization                                     4,077                                                               4,077
    ii.  Impairment                                      (1,300)                                                             (1,300)
3.  Inventories
    i.   Difference between
         replacement cost under Argentine GAAP and
         lower of cost or market under U.S. GAAP          2,522          (67)                                        (4)      2,451
    ii.  Difference between net realizable value
         under Argentine GAAP versus lower
         of cost or market under U.S. GAAP.                 678                                                                 678
4.  Restructuring of financial debts Financial
    direct costs incurred to effect debt
    restructurings                                       (3,188)                                                             (3,188)
5.  Amortization of organization costs                                    35                                          3          38
                                                     ----------   ----------   ---------   ------------   -------------   ---------
NET (LOSS) GAIN UNDER U.S.
GAAP (IN ARGENTINE PESOS)                               (43,423)       2,093         263         (1,481)          1,166     (41,382)
                                                     ==========   ==========   =========   ============   ============    =========

                                      F-74

Balance sheet as of December 31, 2003:

                                                     Mastellone
                                                      Hermanos
                                                        S.A.       Combined
                                                      (parent      MSL and                  All Other     Consolidation
                                                      issuer)       Promas        LIC      Subsidiaries    adjustments      Total
                                                     ----------   ----------   ---------   ------------   -------------   ---------

Shareholders' equity as
reported under Argentine
GAAP                                                    357,420      136,090       8,862          3,060        (148,012)    357,420
U.S. GAAP adjustments:
1.  Property, Plant and Equipment
    i.   Foreign exchange
         gains and losses
         a.  Amounts of foreign exchange
             gains and losses                          (164,090)      (1,922)                                              (166,012)
         b.  Accumulated depreciation
             related to foreign exchange
             gains and losses                            17,587          292                                                 17,879
    ii.  Technical revaluation
         a.  Revaluation increase                       (48,380)                                                            (48,380)
         b   Accumulated depreciation on
             revaluation increase                        27,003                                                              27,003
    iii. Impairment loss                                (20,784)                                                            (20,784)
2.  Goodwill
    i.   Accumulated amortization                         3,475                                                               3,475
    ii.  Impairment                                     (38,509)                                                            (38,509)
3.  Inventories
    Difference between replacement cost under
    Argentine GAAP and lower of cost or market
    under U.S. GAAP.                                    (16,909)         (68)                                         4     (16,973)
4.  Restructuring of financial debts
    Financial direct costs incurred to
    effect debt restructurings                           (6,993)                                                             (6,993)
5.  Unamortized organization costs                                       (44)                                         3         (41)
                                                     ----------   ----------   ---------   ------------   -------------   ---------
SHAREHOLDERS' EQUITY UNDER
U.S. GAAP (IN ARGENTINE PESOS)                          109,820      134,348       8,862          3,060        (148,005)    108,085
                                                     ==========   ==========   =========   ============   =============   =========

                                      F-75

NOTE 16 - SUBSEQUENT EVENTS

The Company agreed with the National Ministry of Economy and Production on
January 13, 2006, to maintain the prevailing prices for six products for a period of one year. This agreement is part of the efforts by the Argentine
National Government to manage inflation. The agreement also implies the analysis of variations in costs, already produced or those costs that will occur in the future, and its transfer to selling prices. The Board of Directors and the
Management of the Company do not foresee material effects on the financial position or the results as a consequence of the Government's policy or the execution of this agreement in particular.

                                      F-76

                      MASTELLONE HERMANOS SOCIEDAD ANONIMA
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS FOR
                                FISCAL YEAR 2005

GENERAL

      The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Mastellone Hermanos
Sociedad Anonima and notes thereto as of and for the year ended December 31,
2005 prepared in accordance with accounting principles generally accepted in the
Republic of Argentina. The following discussion contains certain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private
Securities Reform Act of 1995, the attainment of which involves various risks and uncertainties. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "expect", "believe",
"estimate", "anticipate", "continue", or similar terms, variations of these terms or the negative of those terms. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results may differ materially from those described in these forward-looking statements due to among other factors, competition in our product markets, dependence on suppliers, our manufacturing experience, and production delays or inefficiencies. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

We are the leader for fresh consumption dairy products in Argentina and one of the two biggest dairy companies in that country. Our main markets are the
Argentine retail market and the export market. We (and our predecessors) have been active in the Argentine domestic market for more than 76 years and have been exporting dairy products (mainly powdered milk) for more than 30 years.
Therefore, we are affected by developments in the Argentine dairy sector as well as developments in the Argentina's economic and financial situation. Also, due to our commercial activities in Brazil, we also are affected by developments in the Brazil's economic and financial condition, although to a lesser extent than in the case of Argentina. Some of the main drivers affecting our economic and financial performance are the following:

   o  Raw milk availability: We are affected by the availability of raw milk. We could be affected both in case of shortages, which could lead to the interruption of our export business and a reduction in volumes in the domestic market or a sharp increase in costs if we need to purchase imported raw milk (as has happened in the period from 1991 to 1993), or excesses in raw milk production, which, if it exceeds the exportable powdered milk and cheese production capacity of the Argentine dairy companies could result in oversupply in the domestic market and a sharp decrease in selling prices (as has happened in the period from 1999 to
      2000). The availability of raw milk also affects the price paid to the dairy farmers, and affects our profitability as well.

   o  Selling prices: Purchasing power of the Argentine population affects the price we can obtain for our products. At the same time, actions from the
      Argentine government to keep inflation under control could impact on our ability to pass on higher costs to our customers. International prices, which are entirely out of our control, are subject to fluctuations due to changes in the relationship between supply and demand and ultimately to the global economic conditions.

   o  Financial facilities: We may need to use financial facilities (a) to provide working capital, for example, increase in inventories during spring, when raw milk production reaches its highest point in the year,
      (b) to refinance a portion of our existing debt, or (c) to make capital expenditures. If we are unable to establish these facilities our financial position could be affected and our commercial activities could be impaired.

                                                                               2

   o  Developments in the Argentine economy: We are exposed to the developments in the Argentina's economy, including, but not limited to, inflation and devaluation rates, taxes, and eventually prices controls and related measures, such as additional export duties to encourage domestic supply.

   o  Developments in the Brazilian economy: We are exposed to the developments in the Brazil's economy, principally inflation and devaluation rates as those can affect our prices in Brazil, given the mismatch between revenues
      (denominated in Brazilian reais) and the import cost of the products sold in Brazil (denominated in U.S. dollars).

In this report, "$" and "Ps." refer to the currencies of the United States of
America and Argentina, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005
AND 2004.

      NET SALES. Our net sales can be divided into two principal components:
sales in the Argentine (domestic) market, and export and foreign sales.

      NET SALES - ARGENTINE DOMESTIC MARKET. During the Fiscal Year 2005, our
total sales in the domestic market (including service and other domestic sales)
increased Ps. 295.5 million, or 26.4%, as compared to Fiscal Year 2004, from
Ps.1,117.3 million to Ps. 1,412.8 million. Such increase is primarily the result of (i) an increase of 15.2% in volumes sold, and (ii) a 9.8% year-on-year increase in average prices and product mix. The increase in volumes sold was mainly attributable to the increase in both market share and domestic consumption, while the price increase is due principally to higher selling prices.

      NET SALES - EXPORTS AND FOREIGN SALES. During the Fiscal Year 2005,
exports and foreign sales decreased Ps.81.7 million, or 30.5%, as compared to
Fiscal Year 2004, from Ps.268.1 million to Ps.186.4 million, primarily as a consequence of (i) an increase in foreign sales (that is, those made by our subsidiary Leitesol in the Brazilian market) of Ps.48.0 million, or 62.7% (from
Ps.76.5 million to Ps.124.5 million), and (ii) lower exports to third parties of
Ps.129.7 million, or 67.7% (from Ps.191.6 million to Ps.61.9 million). The increase in foreign sales is primarily attributable to (a) an increase of 27.7%
in volumes of powdered milk exported to our subsidiary Leitesol, and (b) an appreciation of 13.4% of the Brazilian real versus the U.S. dollar, between
December 31, 2004 and December 31, 2005. The decrease in exports to third parties is primarily attributable to a decrease of 34.9% in volumes.

      Given the strong demand of fluid milk for exports and the competition among some dairy companies to increase their share in total raw milk production in Argentina, market price for raw milk increased substantially during the first months of 2005. In fact, according to information from the Argentine Secretariat of Agriculture, the price of raw milk increased 24.5% since December 2004 through August 2005. In order to prevent an eventual additional impact on domestic selling prices, by the end of July, the Argentine Government increased
10% the export duties for powdered milk and butter (from 5% to 15%) and 5% for cheese (from 5% to 10%). Such additional export duties were initially scheduled for a 180 days and have been, at its expiration, extended also for a further 180 days. Following the increase in export duties, raw milk price declined 6.6%, according to information from the Argentine Secretariat of Agriculture,

      COST OF SALES. Cost of sales for Fiscal Year 2005, as compared to Fiscal
Year 2004, increased Ps.140.0 million, or 12.4%, from Ps.1,127.0 million to
Ps.1,267.0 million.

      Our cost of raw milk represented approximately 56.2% and 54.8% of our total cost of sales for the Fiscal Year 2004 and 2005, respectively, posting an increase of Ps.60.9 million, or 9.6%, from Ps.633.4 million to Ps.694.3 million.

                                                                               3

      The increase in our cost of raw milk (included in the amount of cost of sales) was mainly attributable to a decrease of 1.1 % in the total volume produced and sold in 2005, and an increase of 10.8% in the average price we paid for the raw milk purchased in 2005 as compared to our purchases of 2004.

      Other raw material cost increased Ps. 30.0 million, or 14.1%, for the
Fiscal Year 2005 as compared to 2004 (from Ps.213.5 million in 2004 to Ps.243.5 million in 2005), primarily due to the increase in volumes sold.

      During the Fiscal Year 2005, other production costs increased Ps.49.1 million, or 17.5%, as compared to Fiscal Year 2004, from Ps.280.1 million in
2004 to Ps.329.2 million in 2005. Such increase is primarily attributable to:

      o  higher transportation costs of Ps.13.5 million, or 20.2%, from Ps.67.1 million to Ps.80.6 million;

      o  an increase in salaries of Ps.16.2 million, or 29.1%, from Ps.55.5 million to Ps.71.7 million;

      o  an increase in energy costs of Ps.6.7 million, or 28.7%, from Ps.23.2 million to Ps.29.9 million; and

      o  an increase in maintenance expenses of Ps.2.9 million, or 34.9%, from
         Ps.8.4 million to Ps.11.3 million.

      Higher transportation costs are primarily due to the increased volumes of our purchases of raw milk. Energy costs increased primarily due to our increase in production and sales and their higher price for industrial uses. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. Higher maintenance costs are primarily attributable to an increase in volumes produced during the year 2005, both sold and those that remained in inventories.

      It should be noted that in spite of the lower volume sold during 2005 when compared with 2004, the volume produced was higher in 2005 because the Company adopted a strategy of increasing its inventory level to facilitate deliveries.
This resulted an increase in inventories of around Ps. 75.7 million

      SELLING EXPENSES. Selling expenses for the Fiscal Year 2005, as compared to Fiscal Year 2004, increased Ps.56.9 million, or 25.8%, from Ps.220.4 million in 2004 to Ps.277.3 million in 2005. Such increase was primarily attributable to

      o  higher transportation costs of Ps.33.9 million, or 33.3%, from Ps.101.9 million in 2004 to Ps.135.8 million in 2005;

      o  an increase in advertising expenses of Ps.9.0 million, or 41.9%, from
         Ps.21.4 million in 2004 to Ps.30.4 million in 2005;

      o  an increase in labor costs of Ps.7.7 million, or 37.4%, from Ps.20.5 million to Ps.28.2 million, and

      o  higher fees associated to the distribution of products, which increased
         Ps.12.7 million, or 25.4%, from Ps.50.0 million in 2004 to 62.7 million in 2005;

      The increase in transportation costs and fees related to the distribution of products is primarily due to the increase in volumes sold and higher labor and other costs in the distribution activities. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees.

                                                                               4

      ADMINISTRATIVE AND OTHER EXPENSES. Administrative and other expenses
(which include the costs associated to the unused production capacity of certain industrial plants) increased Ps.2.2 million, or 3.9%, during Fiscal Year 2005, as compared to Fiscal Year 2004, from Ps.58.0 million to Ps.60.3 million. Such increase is primarily attributable to

      o  an increase in salaries of Ps.5.5 million, or 29.9%, from Ps.18.4 million to Ps.24.0 million;

      o  an increase in taxes of Ps.3.3 million, or 18.1%, from Ps.18.1 million to Ps.21.3 million;

      o  a decrease in unused production capacity of certain industrial plants of Ps. 5.2 million, or 74.4%, from Ps. 7.0 million to Ps. 1.8 million.

      The increase in salaries is principally attributable to (i) the full impact during 2005 of the increases gradually awarded to the administrative personnel, which received lower-than-average increases in their remunerations over the last few years, and (ii) a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase granted by us to non-unionized employees. The increase in taxes is primarily attributable to an increase in the tax on checking accounts, originated in turn by the increase in sales for the period. The decrease in the costs associated to the unused production capacity is related to a higher use of the production capacity primarily attributable to an increase in production volumes.

      OTHER EXPENSES, NET. Net losses from Other Income (Expenses), net, decreased Ps.9.2 million, or 46.9%, during Fiscal Year 2005, as compared with
Fiscal Year 2004, from Ps.19.6 million to Ps.10.4 million. Such improvement is primarily attributable to (i) lower provisions for litigation and expenses of
Ps.6.3 million or 96.9% (from Ps.6.5 million during Fiscal Year 2004 to Ps.0.2 million during Fiscal Year 2005), (ii) a gain of Ps.4.3 million in 2005, from the assignment of the rights over certain brand names to Danone Argentina, and
(iii) an increase of Ps.2.7 million, or 385.7%, in charges to freighters, from
Ps.0.7 million during Fiscal Year 2004 to Ps.3.4 million during 2005). The valuation allowance on the alternative minimum income tax credit (which amounted to Ps.9.1 million and Ps.9.8 million during the fiscal years 2004 and 2005, respectively) is included in this caption.

      INTEREST EXPENSE. Interest expense decreased during Fiscal Year 2005
Ps.64.6 million, or 54.9%, as compared with Fiscal Year 2004, from Ps.117.7 million to Ps.53.1, million, primarily due to the reduction in our debts and lower average interest rates following the restructuring of our debts.

      INTEREST INCOME. Interest income increased Ps.2.7 million, or 112.5%, in
Fiscal Year 2005, as compared to Fiscal Year 2004, from Ps.2.4 million to Ps.5.1 million, primarily due to higher interest rates.

      OTHER HOLDING AND FINANCIAL RESULTS. Losses from other holding and financial results decreased Ps.18.0 million, or 71.4%, during Fiscal Year 2005 as compared with Fiscal Year 2004, from Ps.25.2 million in 2004 to Ps.7.2 million in 2005, primarily due to

      o     lower losses from exchange differences of Ps.14.3 million, or 81.7%, from a loss of Ps. 17.5 million in Fiscal Year 2004 to a loss of
            Ps.3.2 million in Fiscal Year 2005, mainly due to the fluctuations in the Argentine Peso / U.S. dollar exchange rate;

      o     an increase of Ps.5.4 million, or 145.9%, in gains from holding results from inventories, from Ps.3.7 million in Fiscal Year 2004 to
            Ps.9.1 million in Fiscal Year 2005, and

      o     additional charges during 2005 of Ps.1.7 million, or 16.8%, from
            Ps.10.1 million during Fiscal Year 2004 to Ps.11.8 million in Fiscal
            Year 2005, due to the valuation of certain assets and liabilities
            (mainly our debts) at their net present value, pursuant to the
            Argentine GAAP.

                                                                               5

      EXTRAORDINARY ITEM. The following table summarizes our extraordinary item for Fiscal Years 2005 and 2004 (amounts in millions of pesos):

                                                            FY05          FY04
-------------------------------------------------------------------------------
 Net results due to debt restructuring (1)                   37.8         411.3
 Adjustment of restructured debt to NPV (2)                               155.9
 Write down of other assets (3)                                           (28.0)
 Impairment of goodwill                                                   (29.2)
                                                    ---------------------------
 TOTAL                                                       37.8         510.0
                                                    ---------------------------

      Remarks:

(1):  Reflects the net results of the overall debt restructuring executed during
      2004, and certain repurchases and exchanges made during 2005 - see
      Liquidity and Capital Resources. This item includes the impact of the release of accrued and unpaid interest and the payment or repurchase of debt at a discount, net of the associated fees and expenses.

(2):  Under Argentine GAAP, the restructured debt are accounted for at the net present value of the cash flows associated thereto, calculated using an appropriate interest rate, which was defined in our case as 12% p.a.

(3):  Reflected the reduction in the carrying value of certain pledged assets which, under the conditions of certain restructuring, were to be sold at a lower price

LIQUIDITY AND CAPITAL RESOURCES

OUR DEBT RESTRUCTURING

GENERAL

      As a result of the financial crisis in Argentina along with the reduction in volumes sold and the reduction in operating income in the last quarter of
2005 due to a significant decrease in the production in Argentina of our principal raw material (raw milk) and the resulting substantial increase in its price, among other reasons, we announced on March 1, 2002 the suspension of principal and interest payments on substantially all of our debts. In 2002 and
2003, we met with our creditors a number of times to discuss the restructuring of our unsecured debts.

UNSECURED DEBT

      In 2004, we launched an offer to exchange and/or purchase our 11.75%
Senior Notes due 2008 and our originally unsecured bank debt. On October 22,
2004, we accepted tenders of $217.9 million principal amount of our 11.75%
Senior Notes due 2008 and $104.0 million principal amount of our originally unsecured bank debt, which represented approximately 97.8% of our originally unsecured debts. In exchange we paid $51 million in cash to purchase $85.0 million of existing debt and issued $157.19 million of 8% Senior Notes due 2012 and approximately $79.7 million of Collateralized Floating Rate Debt. We have a limited option to capitalize interest accrued on the 8% Senior Notes due 2012 during 2005 and 2006, up to a maximum amount of $10.0 million. We have not used this option, and do not expect to use it in the future. The 8% Senior Notes due
2012 will mature on June 30, 2012. The following table shows the amortization schedule of the Collateralized Floating Rate Debt.

      --------------------------------------------------------------------
         PAYMENT DATE                               % OF PRINCIPAL AMOUNT
      --------------------------------------------------------------------
      December 31, 2007                                       5
      June 30, 2008                                           5
      December 31, 2008                                       5
      June 30, 2009                                           5
      December 31, 2009                                       10
      June 30, 2010                                           10
      December 31, 2010                                       20
      June 30, 2011                                           20
      December 31, 2011                                       20
      --------------------------------------------------------------------

                                                                               6

      As agreed during the restructuring negotiations, we offered to the holders of our 8% Senior Notes due 2012 to exchange them for new SEC-registered 8%
Senior Notes due 2012, with the same terms and conditions.

      Holders of approximately $ 7.1 million principal amount of our 11,75%
Senior Notes due 2008 did not participate in the aforementioned restructuring.
As at December 31 2005, such amount was reduced to $0.4 million, after the repurchase of approximately $1.3 million and the exchange of approximately $5.4 million for the new Series C of 8% Senior Notes due 2012, substantially with the same economic conditions as the 8% Senior Notes due 2012 originally issued during the restructuring.

      In February 2005, we negotiated a reduction of $14.1 million in the principal amount of our Collateralized Floating Rate Debt due to Compagnie
Gervais Danone, and the balance of $15.0 million was refinanced by a new loan, maturing on December 31, 2013, and bearing an interest rate of 8.0% per year.
The terms of the new loan were negotiated to be as similar as possible to the conditions of the 8% Senior Notes due 2012. In addition, in December 2005, we paid $2.3 million in principal amount of our 8% Senior Notes due 2012.

SECURED DEBT

      We also conducted separate negotiations with our secured creditors, which held about 5% of our total debt as of September 30, 2003. On June 3, 2004, we reached an agreement with Calyon, as successor of Credit Lyonnais, and Eksport
Kredit Fonden (the Danish export credit agency) to restructure the secured debt owed to them amounting to approximately $9.85 million. That debt was secured by a pledge of a cheese plant. This agreement provided for a reduction of interest rates and for the payment of principal in semi-annual installments, the last of which will be due on March 30, 2010. In December 2005, we paid $4.37 million, being the balance reduced to $5.48 million. The original pledge remains as collateral for the restructured debt. We also restructured certain secured debt owed to Rabobank Curacao N.V. and COFACE, which were fully paid in the first quarter of 2005.

CONSEQUENCES OF THE RESTRUCTURING

      After (i) the restructuring of our debt, (ii) the reduction in the debt owed to Compagnie Gervais Danone, (iii) the repurchase of $1.3 million principal amount of our original notes, (iv) the prepayment of our secured debt owed to
Rabobank Curacao N.V. and COFACE in a total amount of approximately $2.0 million, and (v) the agreement with the holders of 11.75% Senior Notes due 2008 in a principal amount of $5.39 million,

   o  We have achieved a reduction of our outstanding indebtedness by approximately $102 million;

   o  Our creditors have waived approximately $112.0 million of accrued and unpaid interest;

   o  We extended the average life of our indebtedness, which prior to the restructuring was in default and subject to immediate acceleration, to
      6.25 years as of December 31, 2005; and

   o  Due to the reduction in total debt and the lower average interest rate, we reduced our interest expenses from approximately $46.6 million per year, to approximately $18.0 million per year.

      Additionally, following the restructuring of our debt, we improved our ability to obtain new financial facilities that were unavailable to us prior to the successful completion of our restructuring negotiations due to the uncertainties associated with the results of such negotiations. We believe that available credit facilities for working capital purposes will be enough to cover our financing needs. Our access to new facilities from Argentine banks have been limited after the restructuring of our debt, due to, among other reasons, certain regulations from the Argentine Central Bank pursuant to which potential borrowers are classified in different risk categories, and the requirement that the commercial banks create reserves depending on their exposure to the lowest rated clients. We believe that these restrictions will gradually ease for us over the next years.

                                                                               7

RESTRUCTURED DEBT - COVENANTS.

      The agreements covering our 8% Senior Notes due 2012 and our New
Collateralized Floating Rate Debt contain a number of restrictive covenants that will, among other things, limit our ability and the ability of certain of our subsidiaries;

   o  to incur indebtedness;

   o  to make restricted payments;

   o  to create or permit liens on our property or assets or those of our
      Restricted Subsidiaries unless our 8% Senior Notes due 2012 and our New
      Collateralized Floating Rate Debt are equally and ratably secured;

   o  to sell assets; and

   o  to make capital expenditures.

      Our 8% Senior Notes due 2012 and our New Collateralized Floating Rate Debt
also contain cross-acceleration provisions which will make the occurrence of any acceleration of our debt, or that of any of our Restricted Subsidiaries, in excess of $10 million an event of default under our 8% Senior Notes due 2012 and our New Collateralized Floating Rate Debt, subject to certain exceptions.

      Our 8% Senior Notes due 2012 also contain a mandatory redemption provision pursuant to which if, for any 12-month period commencing on January 1, 2005 or on any subsequent January 1 there is any "excess cash" (as defined in the indenture with the terms and conditions of the 8% Senior Notes due 2012) then upon at least 30-day notice to the Trustee we will be required on June 30, 2006 and on each subsequent June 30 to apply 100% of such excess (i) to redeem 8%
Senior Notes due 2012 in an amount similar to the amount of the capitalized interest, if any, and (2) to apply 75% of any excess cash after such payments to redeem our 8% Senior Notes due 2012, in both cases at par value. We have no excess cash in 2005 and, accordingly, no payment will be made in 2006.

SOURCES AND USES OF FUNDS - GENERAL

      We expect that our principal source of liquidity will be the cash flow from our own operations. Our principal uses of cash are expected to be debt service requirements , including scheduled debt service and mandatory prepayments, working capital needs and capital expenditures. We do not expect to access in the next few years the capital markets to a significant degree.

      Our cash flows are affected by a number of factors, including the following:

   o  Our expenses are directly influenced by the availability of raw milk in
      Argentina, as oversupply or shortages of raw milk could affect both volumes and profitability, as well as, from the seasonal point of view, the additional inventories due to the increase in raw milk production in our spring and summer. Our expenses are also affected by higher volume of sales as it brings a commensurate increase in costs.

   o  Our cash receipts are affected by the price at which we sell our products, which is, in turn, influenced by the purchasing power of the Argentine population and the fluctuations in international prices. Our cash inflows are also affected by our outstanding accounts receivable. Although we do not foresee significant changes in our payment or collection terms, we realize that we are exposed to adverse consequences due to the current extension of the credit terms of our customers. However, we believe that we are able to keep such risk under control, given our bargaining power due to our leading market position.

   o  Our cash flows generally may also be affected by changes in the Argentine and Brazilian economies, including inflation, devaluation and possible price controls.

                                                                               8

      These factors may cause us to need additional funds for working capital purposes. We believe that any working capital needs could be covered by specific short-term loans, including pre-export financing.

      We have an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, California, which provides a committed pre-export facility of $5 million, valid until December 2006, and believe that further facilities would be available from local banks and other financial institutions. The Company has not drawn against such credit facility through
December 31, 2005.

SOURCES AND USES OF FUNDS - FISCAL YEARS 2005 AND 2004.

---------------------------------------------------------------------------------------------------------------
                                                                                        FISCAL        FISCAL
                              CASH FLOW STATEMENT                                        YEAR          YEAR
                            (IN MILLIONS OF PESOS)                                       2005          2004
---------------------------------------------------------------------------------------------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss before extraordinary items                                                       (71.0)       (184.3)
 Net interest expense and other financial results                                           52.8         117.2
 Provision for income tax                                                                    0.0           0.3
 Depreciation and amortization expenses, and consumption of supplies                       103.6         107.5
 Other non-cash items                                                                       41.7          55.9
                                                                                       ------------------------
NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES BEFORE WORKING CAPITAL NEEDS            127.1          96.6
 Net change in working capital and other                                                   (41.7)         47.8
                                                                                       ------------------------
 NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES                                         85.4         144.4
 NET CASH USED IN EXTRAORDINARY ITEMS                                                       (2.8)        (16.2)
                                                                                       ------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  82.6         128.2
                                                                                       ------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property, plant and equipment                                                 (30.5)        (25.7)
 Purchase of plantations in progress                                                        (5.1)         (2.4)

 Proceeds from sale of property, plant and equipment and other assets                        3.7           5.7
 Acquisition of other investments                                                           (1.1)         (0.7)
 Proceeds from sale of government's bonds                                                    1.7           1.3
                                                                                       ------------------------
 NET CASH USED IN INVESTING ACTIVITIES                                                     (31.3)        (21.8)
                                                                                       ------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash contributions from shareholders                                                       42.4             0
 Additional borrowings                                                                                     9.0
 Payments of principal                                                                     (34.2)       (173.6)
 Payments of interests                                                                     (54.3)        (23.0)
 Net decrease in other liabilities                                                          (0.6)         (1.2)
                                                                                       ------------------------
 NET CASH USED IN FINANCING ACTIVITIES                                                     (46.7)       (188.8)
                                                                                       ------------------------

 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            4.6         (82.4)
 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             76.2         158.6
                                                                                       ------------------------
 CASH AND CASH EQUIVALENTS AT END OF YEAR                                                   80.8          76.2
---------------------------------------------------------------------------------------------------------------

      Cash flow from operating activities during Fiscal Year 2005 amounted to
Ps.82.6 million, Ps.45.6 million less than during Fiscal Year 2004. Such reduction is primarily attributable to our working capital needs, which were only partially compensated by better economic results. Cash from operating activities can be split in three components:

   o  Cash generated from the ordinary operating activities, before working capital needs, which amounted to Ps.96.6 million and Ps. 127.1 million during Fiscal Years 2004 and 2005, respectively, an improvement of Ps.30.5 million, or 32.0% reflecting better economic results

                                                                               9

      obtained during Fiscal Year 2005, as evidenced by a combined decrease of
      Ps.23.9 million in our operating losses and the loss originated in Other
      Expenses, net.

   o  Cash generated from, or applied to, changes in operating accounts, which represented a cash inflow of Ps.47.8 million and a cash outflow of Ps.41.7 million in Fiscal Years 2004 and 2005, respectively. Such change in operating accounts resulted principally from an increase in our inventories, which were in a low level by the end of 2004, and our higher activity level.

   o  Cash used in extraordinary activities, which amounted to Ps.16.2 million and Ps.2.8 million during Fiscal Years 2004 and 2005, respectively.

      Cash used in investing activities during Fiscal Year 2005, amounted to
Ps.31.3 million, Ps.9.5 million more than in the same period of the previous year, primarily due to an increase in capital expenditures.

      Cash used in financing activities amounted to Ps.46.7 million during
Fiscal Year 2005, which compares with Ps. 188.8 million used during Fiscal Year
2004. The decrease is primarily due to the combined effect of (i) a decrease in payments of principal and interest of Ps.108.0 million during Fiscal Year 2005 as compared with Fiscal Year 2004 (from Ps.196.5 million to Ps. 88.5 million), and (ii) cash capital contributions of Ps.42.4 million, received from our shareholders during 2005. Payments of principal and interest during Fiscal Year
2004 included the payments associated with the execution of the restructuring of our debt.

      As a consequence of the aforementioned changes, during Fiscal Year 2005 our cash balance increased Ps.4.6 million, from Ps.76.2 million as of December
31, 2004 to Ps.80.8 million as of December 31, 2005.

DEBT SERVICE

      As of December 31, 2005, our indebtedness consisted of the following:
---------------------------------------------------------------------------
               TYPE OF DEBT                             NPV           FACE
---------------------------------------------------------------------------
 Senior Notes due 2008                                  0.3            0.3
 Secured debt due 2010                                  5.5            5.5
 Collateralized Floating Rate Debt due 2011            38.9           50.6
 8% Senior Notes due 2012                             134.9          160.3
 8% Debt due 2013                                      12.2           15.0
 Other                                                  2.2            2.2
                                                   ------------------------
 Total - principal                                    194.0          234.0
 Accrued interest                                       0.4            0.4
                                                   ------------------------
 Total debt as at December 31, 2005                   194.4          234.3

 Balances as at December 31, 2004                     215.8          264.6
---------------------------------------------------------------------------

      These amounts are expressed in millions of U.S. dollars, as practically all of our debt is U.S. dollar denominated.

      The net present value of our debt has been calculated, when so required by the Argentine GAAP, applying an interest rate of 12% p.a.

NON-FINANCIAL DEBT

      As of December 31, 2005, we had operational debt obligations (which include account payables, obligations to pay taxes, salaries and social security payments including obligations to

                                                                              10

federal, provincial or municipal tax or social security authorities and other liabilities) equivalent to Ps.285.7 million, out of which Ps.237.8 are due within a year. We plan to meet our operational debt obligations out of our operating cash flow.

CAPITAL EXPENDITURES

      Capital expenditures for Fiscal Year 2005 (including plantations in progress), amounted to Ps.35.6 million, Ps.7.6 million more than during Fiscal
Year 2004.

      Given the substantial increase in raw milk production experienced in
Argentina since 2004, its expected further increase over the next few years, the high prices for dairy products in the international markets, as well as the commercial opportunities available to us in the international markets, we are planning to enlarge our powdered milk production capacity as well as increase our reception capacity for raw milk. The details of this investment remain currently under review (including both technical and cost aspects), however, we believe that its cost will be no less than $20 million, to be disbursed mostly in 2006 through the first semester of 2008. We recently began to evaluate a new project to increase our own generation of electricity for our main industrial plants, due to a potential shortage of energy in Argentina over the next few years. Excluding these projects, our future capital expenditures will be limited to maintenance items, that is, those necessary to maintain the productive capacity of our plants. We estimate that the amount required for this purpose in
2006 will be slightly below $9.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated from operations and, therefore, our ability to make these expenditures is dependent on, among other things, our ability to generate sufficient funds internally.